Exhibit 2.1
Execution Version

SHARE PURCHASE AGREEMENT

by and among

PROJECT LAKE HOLDINGS, LTD.,
SOLARWINDS HOLDINGS, INC.,
LOGICNOW HOLDINGS LTD.

and

LOGICNOW HOLDING S.À R.L.

May 8, 2016

(i)

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF PURCHASER	23

4.01	Organization and Power	23
4.02	Authorization	23
4.03	No Violation	23
4.04	Governmental Consents	23
4.05	Litigation	24
4.06	Brokerage Fees	24
4.07	Funds	24
4.08	Solvency	26
4.09	Purchase for Investment	26
4.10	No Other Representations	26

ARTICLE V	COVENANTS OF SELLER	27

5.01	Conduct of the Business	27
5.02	Access to Books and Records	30
5.03	Efforts to Consummate	30
5.04	Notification	30
5.05	Termination of Related Party Contracts	30
5.06	Exclusive Dealing	31
5.07	Release	31
5.08	Confidentiality	31
5.09	280G Covenant	32
5.10	Assistance with Financing Efforts	32
5.11	Post-Closing Assistance	34
5.12	Insurance	34

ARTICLE VI	COVERNANTS OF PURCHASER	35

6.01	Access to Books and Records	35
6.02	Notification	36
6.03	Indemnification of Officers and Directors of the Company	36
6.04	Efforts to Consummate	37
6.05	Contact with Certain Person	39
6.06	Employee Matters	39
6.07	Purchaser's Solvency	40
6.08	R&W Insurance Policy	40
6.09	Financing	40

ARTICLE VII	CONDITIONS TO CLOSING	42

7.01	Conditions to Purchaser's Obligation	42
7.02	Conditions to Seller's Obligation	44

ARTICLE VIII	INDEMNIFICATION	45

8.01	Survival	45

(ii)

ARTICLE IX	TERMINATION	46

9.01	Termination	46
9.02	Effect of Termination	47

ARTICLE X	ADDITIONAL COVENARNTS	47

10.01	Schedules	47
10.02	Certain Taxes and Fees	48
10.03	Tax Elections	49
10.04	Tax Sharing Agreement	49
10.05	US Purchaser Gurantee	49

ARTICLE XI	DEFINATIONS	50

11.01	Defintions	50
11.02	Other Definitional and Interpretation Provisions	60
11.03	Cross-Reference of Other Definitions	61

ARTICLE XII	MISCELLANEOUS	62

12.01	Press Releases and Communications	62
12.02	Expenses	63
12.03	Notices	63
12.04	Assignment	64
12.05	Severability	65
12.06	Construction	65
12.07	Amendments and Waivers	65
12.08	Complete Agreement	65
12.09	Third PArty Beneficiaries	66
12.10	Purchaser Deliveries	66
12.11	Delivery by Facsimile or Email	66
12.12	Counterparts	66
12.13	Governing Law	66
12.14	Jurisdiction	67
12.15	Remedies Cumulative	67
12.16	No Recourse	67
12.17	Specific Performance	67
12.18	Waiver of Conflicts	68
12.19	Notary Matters	69
12.20	Purchaser Acknowledgment	69
12.21	Waiver of Trial by Jury	70
12.22	USD Equivalent	70
12.23	Financing Sources	70
12.24	Materiality	71

(iii)

INDEX OF EXHIBITS

Exhibit A	Reference Statement / Net Working Capital Illustration
Exhibit B	Deed of Transfer
Exhibit C	Escrow Agreement
Exhibit D	Restrictive Covenant Agreement

(iv)

SHARE PURCHASE AGREEMENT
THIS SHARE PURCHASE AGREEMENT (this “Agreement”), dated as of May 8, 2016, by and between LogicNow Holding S.à r.l., a limited liability company (société à responsabilité limitée) organized and existing under the Laws of Luxembourg (“Seller”), LogicNow Holdings Ltd., a limited company organized and existing under the laws of the United Kingdom (“US Seller”), Project Lake Holdings, Ltd., a limited company organized and existing under the laws of the United Kingdom (“Purchaser”), and SolarWinds Holdings, Inc., a corporation incorporated and existing under the laws of the State of Delaware (“US Purchaser”). Each of Seller, US Seller, Purchaser and US Purchaser is referred to herein from time to time as a “Party” and together as the “Parties”. Capitalized terms used and not otherwise defined herein have the meanings set forth in Article XI below.
WHEREAS, Seller holds the entire issued and outstanding share capital of LogicNow Acquisition Company B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated and existing under the Laws of the Netherlands (the “Company”), which consists of 1,000 shares having a nominal value of €1.00 per share (collectively, the “Shares”);
WHEREAS, upon the terms and subject to the conditions set forth herein, Seller desires to sell the Shares to Purchaser, and Purchaser desires to purchase the Shares from Seller;
WHEREAS, US Seller holds the entire issued and outstanding limited liability company interests of LogicNow Management, LLC, a limited liability company organized and existing under the Laws of the State of Delaware (the “US Company” and such limited liability company interests collectively, the “Units”); and
WHEREAS, upon the terms and subject to the conditions set forth herein, US Seller desires to sell the Units to US Purchaser, and US Purchaser desires to purchase the Units from US Seller.
NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties agree as follows:
ARTICLE I
PURCHASE AND SALE
1.01    Purchase and Sale. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, (i) Seller will sell and transfer to Purchaser, and Purchaser will purchase and acquire from Seller, all of the Shares, and with all rights attaching or accruing to the Shares as from the Closing Date, by means of the execution of the Deed of Transfer, against payment to Seller of the purchase price for the Shares, and (ii) US Seller will sell and transfer to US Purchaser, and US Purchaser will purchase and acquire from US Seller, all of the Units, and with all rights attaching or accruing to the Units as from the Closing Date, against payment to US Seller of the purchase price for the Units. The purchase price for the Shares shall be an amount equal to the Closing Shares Consideration, as set forth in the Estimated Closing Statement delivered to Purchaser pursuant to Section 1.02, shall be paid as provided in Section 2.02(a), and shall be subject to adjustment following the Closing Date as provided in Section 1.04. The purchase price for the Units shall be an amount equal to the Units Consideration and shall be paid as provided in Section 2.02(a). The Shares shall be for the risk and account (voor rekening en risico) of the Purchaser as of the Closing Date.
1.02    Closing Calculations. Not less than two (2) Business Days prior to the anticipated Closing Date, Seller shall deliver to Purchaser a statement (the “Estimated Closing Statement”) setting forth (a) an estimated unaudited consolidated balance sheet of the Group Companies as of the Reference Time, (b) Seller’s good faith estimate of each of Cash as of the Reference Time (the “Estimated Cash”), Indebtedness as of the Reference Time (the “Estimated Indebtedness”) and Net Working Capital as of the Reference Time (the “Estimated Net Working Capital”), and the Estimated Net Working Capital Adjustment resulting therefrom, and (c) the Closing Consideration. The Estimated Closing Statement and the determinations contained therein shall be prepared in accordance with the Accounting Principles and this Agreement. After delivery of the Estimated Closing Statement, Purchaser and its accountants and other representatives shall be permitted access at reasonable times upon reasonable advance notice to review Seller’s and the Group Companies’ books and records and any work papers solely to the extent related to the preparation of the Estimated Closing Statement. Seller shall consider in good faith any reasonable comments from Purchaser to ensure that the items set forth in the Estimated Closing Statement conform with the provisions of this Agreement; provided, that in no event shall any dispute relating thereto delay or prevent the Closing for more than three (3) Business Days. The Parties shall use best efforts to resolve any reasonable comments from Purchaser as expeditiously as possible.
1.03    Final Closing Balance Sheet Calculation. As promptly as practicable but in any event within ninety (90) days after the Closing Date, Purchaser shall deliver to Seller (a) an unaudited consolidated balance sheet of the Group Companies as of the Reference Time (the “Closing Balance Sheet”), and (b) a statement showing the Cash, Indebtedness and Net Working Capital and the Closing Net Working Capital Adjustment resulting therefrom, in each case, as of the Reference Time, and the calculation of the Final Consideration resulting therefrom, each of which shall be completed in good faith (the “Closing Statement”), together with all relevant supporting documentation. The Closing Balance Sheet shall be prepared, and Cash, Indebtedness, Net Working Capital and the Final Consideration shall be determined, in accordance with the Accounting Principles and this Agreement. The Parties agree that the purpose of preparing the Closing Balance Sheet and determining Cash, Indebtedness, Net Working Capital, the Final Consideration and the related purchase price adjustment contemplated by this Section 1.03 is to measure the amount of Cash, Indebtedness, Net Working Capital and the Final Consideration as of the Reference Time in accordance with this Agreement, and such processes are not intended to permit the introduction of different or additional judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies, in each case other than those required by the Accounting Principles or this Agreement, for the purpose of preparing the Closing Balance Sheet or determining Cash, Indebtedness, Net Working Capital and the Final Consideration. The Closing Statement will entirely disregard (i) any and all effects on the Group Companies (including the assets and liabilities of the Group Companies) as a result of or following the Closing of the transactions contemplated hereby (other than those relating to Transaction Expenses) or any financing or refinancing arrangements entered into at any time by Purchaser or its Affiliates or any other transaction entered into by Purchaser or its Affiliates in connection with the consummation of the transactions contemplated hereby, and (ii) any of the plans, transactions, fundings, payments or changes that Purchaser or its Affiliates initiates or makes or causes to be initiated or made after the Closing with respect to the Group Companies or their respective businesses or assets, or any facts or circumstances that are unique or particular to Purchaser or its Affiliates or any of their respective assets or liabilities. After delivery of the Closing Statement, Seller and its accountants and other representatives shall be permitted reasonable access at reasonable times to review Purchaser’s and the Group Companies’ books and records and any work papers related to the preparation of the Closing Statement or Closing Balance Sheet. Seller and its accountants and other representatives may make inquiries of Purchaser, the Group Companies and their respective accountants and employees regarding questions concerning or disagreements with the Closing Statement or Closing Balance Sheet arising in the course of their review thereof, and Purchaser shall use its, and shall cause the Group Companies to use their, reasonable best efforts to cause any such accountants and employees to cooperate with and respond to such inquiries. If Seller has any objections to the Closing Statement or Closing Balance Sheet, Seller shall deliver to Purchaser a statement setting forth its objections thereto (an “Objections Statement”). If an Objections Statement is not delivered to Purchaser within forty-five (45) days following the date of delivery of the Closing Statement, the Closing Statement shall be final, binding and non-appealable by the Parties. If an Objections Statement is delivered to Purchaser within forty-five (45) days following the date of delivery of the Closing Statement, Seller and Purchaser shall negotiate in good faith to resolve any such objections, but if they do not reach a final resolution within thirty (30) days after the delivery of the Objections Statement, Seller and Purchaser shall, unless Seller and Purchaser otherwise agree, submit such dispute to the Boston office of PricewaterhouseCoopers LLP or another nationally recognized independent accounting firm reasonably acceptable to Purchaser and Seller (the “Dispute Resolution Arbiter”). All submissions of documents or information to the Dispute Resolution Arbiter shall be in writing and the Party making such submissions shall concurrently deliver a copy thereof to the other Party. The Dispute Resolution Arbiter shall consider only those items and amounts that are identified in the Objections Statement as being items that Seller and Purchaser are unable to resolve. The Dispute Resolution Arbiter’s determination shall be based solely on the definitions of Cash, Indebtedness, Net Working Capital and the Final Consideration contained in this Agreement, including this Section 1.03. Seller and Purchaser shall use their commercially reasonable efforts to cause the Dispute Resolution Arbiter to resolve all disagreements as soon as practicable in amounts that are the same as one of, or between, the disputed amounts set forth in the Closing Statement and the Objections Statement. Further, the Dispute Resolution Arbiter’s determination shall be based solely on the submissions by Purchaser and Seller that are in accordance with the terms and procedures set forth in this Agreement and not on the basis of an independent review. The Dispute Resolution Arbiter shall not attribute a value to any single disputed amount that is greater than the highest value proposed by the Parties in respect of such disputed amount or a value that is less than the lowest amount proposed by the Parties in respect of such disputed amount. The resolution of the dispute by the Dispute Resolution Arbiter shall be final and binding on and non-appealable by the Parties. The costs and expenses of the Dispute Resolution Arbiter shall be allocated between Purchaser, on the one hand, and Seller, on the other hand, based upon the percentage that the portion of the contested amount not awarded to each Party bears to the amount actually contested by such Party. For purpose of illustration, if

Seller claims Net Working Capital is $1,000 greater than the amount determined by Purchaser, and Purchaser contests only $500 of the amount claimed by Seller, and if the Dispute Resolution Arbiter ultimately resolves the dispute by awarding Seller $300 of the $500 contested, then the costs and expenses of arbitration shall be allocated sixty percent (60%) (i.e., 300 ± 500) to Purchaser and forty percent (40%) (i.e., 200 ± 500) to Seller.
1.04    Post-Closing Adjustment Payment.
(a)    If the Final Consideration (as determined in accordance with Section 1.03) is less than the Closing Consideration, then Purchaser and Seller shall, promptly but in any event within five (5) Business Days following the determination of the Final Consideration, deliver a joint written instruction to the Escrow Agent to pay to Purchaser from the Escrow Fund an amount equal to the absolute value of such difference in accordance with Section 1.04(c) by wire transfer of immediately available funds to one or more accounts designated in writing by Purchaser.
(b)    If the Final Consideration (as determined in accordance with Section 1.03) is greater than the Closing Consideration, then Purchaser shall, promptly but in any event within five (5) Business Days following the determination of the Final Consideration, pay to Seller the absolute value of such difference by wire transfer of immediately available funds to one or more accounts designated in writing by Seller.
(c)    In the event that the adjustment contemplated by Section 1.04(a) results in amounts owed by Seller to Purchaser, then, in such event, such payments shall be satisfied solely by release to Purchaser of such amounts from the Escrow Fund in accordance with the Escrow Agreement. In the event that the amounts owed by Seller pursuant to Section 1.04(a) exceed the amount of the Escrow Fund, no further payment shall be owed by Seller. In the event that the adjustment contemplated by Section 1.04(b) results in amounts owed by Purchaser to Seller, such amount shall be paid by Purchaser to Seller. Promptly following the determination of the Final Consideration, and any payments made pursuant to this Section 1.04, if there are any amounts remaining in the Escrow Fund, then Purchaser and Seller shall deliver a joint written instruction to the Escrow Agent to pay to Seller such remaining amounts by wire transfer of immediately available funds to one or more accounts designated in writing by Seller. For the avoidance of doubt, Seller shall not have any liability for any amounts due pursuant to Section 1.03 or this Section 1.04 except to the extent of the funds available in the Escrow Fund.
(d)    All payments required to be made pursuant to Section 1.04(a) and Section 1.04(b) will be deemed to be and shall be treated as adjustments for Tax purposes to the aggregate purchase price paid by Purchaser for the Shares purchased by it pursuant to this Agreement, unless otherwise required by Law.
1.05    Reference Statement. Exhibit A hereto sets forth an illustrative statement prepared by Seller in cooperation with Purchaser setting forth the line items used (or to be used) in, and illustrating as of the date set forth therein, the calculation of Cash, Indebtedness and Net Working Capital prepared and calculated in accordance with this Agreement.

1.06    Withholding. Purchaser and US Purchaser shall be entitled to deduct and withhold from any payment made pursuant to this Agreement, directly or indirectly, to any employee or service provider of the Group Companies, such amount as is required to be deducted and withheld pursuant to any applicable Law. To the extent that amounts are so deducted and withheld and paid to the appropriate Governmental Entities, such deducted and withheld amounts shall be treated for purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
ARTICLE II
THE CLOSING
2.01    The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of NautaDutilh N.V. located at Strawinskylaan 1999 1077 XV, Amsterdam, the Netherlands on the second Business Day following satisfaction or waiver of all of the closing conditions set forth in Article VII hereof (other than those closing conditions to be satisfied at the Closing itself, but subject to the satisfaction or waiver of such closing conditions) or on such other date and/or time as is mutually agreed to in writing by Purchaser and Seller; provided, however, that notwithstanding the foregoing or the satisfaction and waiver of all of the closing conditions set forth in Article VII, the Closing shall not occur prior to May 27, 2016 without the prior written consent of Purchaser. The date and time of the Closing are referred to herein as the “Closing Date”.
2.02    The Closing Transactions. Subject to the terms and conditions set forth in this Agreement, the Parties shall consummate the following transactions at the Closing:
(a)    Purchaser and US Purchaser shall deliver, or cause to be delivered, the Closing Consideration to the Civil Law Notary’s Bank Account by wire transfer of immediately available funds, which amounts must be received in the Civil Law Notary’s Bank Account by 4:00 P.M. CET on the Closing Date (provided, that Seller may direct Purchaser to deliver a portion of the Closing Consideration to one or more of Purchaser’s designees by such time);
(b)    Purchaser and US Purchaser shall deliver, or cause to be delivered, the Escrow Fund to the Escrow Agent by wire transfer of immediately available funds to the account designated in the Escrow Agreement;
(c)    Purchaser and Seller shall instruct the Civil Law Notary to transfer the Shares to the Purchaser by executing the Deed of Transfer;
(d)    US Seller shall deliver, or cause to be delivered, the Units to US Purchaser;
(e)    Purchaser and US Purchaser shall ensure that the Civil Law Notary transfers (i) the Closing Shares Consideration deposited into the Civil Law Notary’s Bank Account by wire transfer to the bank account(s) designated in writing by Seller and (ii) the Units Consideration by wire transfer to the bank account(s) designated in writing by US Seller;

(f)    Purchaser and Seller shall make such other deliveries as are required by Article VII hereof; and
(g)    the Civil Law Notary shall register the transfer of the Shares in the shareholders’ register of the Company and deliver the shareholders’ register to Purchaser.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER
Except as set forth in the Schedules, Seller represents and warrants to Purchaser that:
3.01    Organization and Power. Seller is a limited liability company (société à responsabilité limitée) organized under the Laws of Luxembourg and has been validly existing since its organization. US Seller is a limited company organized under the laws of the United Kingdom and has been validly existing since its organization. The Company is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the Laws of the Netherlands and has been validly existing since its incorporation. The US Company is a limited liability company organized under the Laws of the State of Delaware and has been validly existing since its formation. Each of the Company and US Company has all requisite corporate, or other legal entity, as the case may be, power and authority to own, lease and operate its properties and to carry on its businesses as now conducted, except where the failure to hold such power and authority would not be material. Each of the Company and the US Company is qualified to do business in every jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified would not have a Material Adverse Effect.
3.02    Subsidiaries. Schedule 3.02 accurately sets forth each Subsidiary of the Company, its name, place of incorporation or organization, and if not wholly owned directly or indirectly by the Company, the record ownership of all capital stock or other equity interests issued thereby. Each of the Subsidiaries identified on Schedule 3.02: (a) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, to the extent each such concept exists under the Laws of the jurisdiction of its incorporation or organization, (b) has all requisite corporate, or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its businesses as now conducted, except where the failure to hold such power and authority would not be material and (c) is qualified to do business in every jurisdiction in which its ownership of property or assets or the conduct of its businesses as now conducted requires it to qualify, except where the failure to be so qualified would not have a Material Adverse Effect. Neither the Company, nor any of its Subsidiaries, nor the US Company owns or holds the right to acquire any stock, partnership interest or joint venture interest or other equity ownership interest in any corporation, organization or entity that is not a Group Company. The US Company has no subsidiaries. The Company has delivered or made available to Purchaser true and complete copies of the certificate of incorporation, bylaws or like organizational documents, each as amended to date, of each of its Subsidiaries. No Subsidiary of the Company is in violation of any of the provisions of its organizational documents in any material respect.

3.03    Authorization; No Breach; Valid and Binding Agreement.
(a)    The execution, delivery and performance of this Agreement by Seller and US Seller and the consummation by Seller and US Seller of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action, and no other corporate proceedings on their respective parts are necessary to authorize the execution, delivery or performance of this Agreement.
(b)    The execution and delivery of this Agreement by Seller and US Seller and the consummation of the transactions contemplated hereby by Seller and US Seller do not and will not (i) violate, conflict with, result in any breach of, or constitute a default under any of the provisions of the certificates of incorporation or bylaws (or equivalent organizational documents) of any Group Company, (ii) violate or result in a breach of or constitute a violation or default under any Material Contract or (iii) violate any Law to which any of the Group Companies is subject, except where the failure of any of the representations and warranties contained in clauses (ii) or (iii) above to be true would not be material.
(c)    Assuming that this Agreement is a valid and binding obligation of Purchaser, this Agreement constitutes a valid and binding obligation of Seller and US Seller, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.
3.04    Capitalization. The Shares constitute all of the issued and outstanding shares of the Company. The Units constitute all of the issued and outstanding equity interests of the US Company. The Company is the sole legal and beneficial owner, directly or indirectly, of the issued and outstanding equity securities of each of its Subsidiaries, free and clear from any Lien (other than Liens imposed pursuant to applicable securities Laws). There are no equity securities of the Group Companies issuable upon conversion or exchange of any issued and outstanding security of the Group Companies nor are there any rights, options or other agreements to acquire any equity securities of the Group Companies nor is any Group Company contractually obligated to purchase, redeem or otherwise acquire any of its outstanding equity securities that would survive the Closing. Neither the Group Companies nor any other Person are entitled to any preemptive or similar rights to subscribe for equity securities of the Group Companies that would survive the Closing.
3.05    Ownership of the Shares. Seller is the record owner of the Shares and will transfer to Purchaser at the Closing valid, good and marketable title to the Shares, free and clear of any Lien (other than Liens imposed as a result of any action by or on behalf of Purchaser or any of its Affiliates or Liens imposed pursuant to applicable securities Laws). US Seller is the record owner of the Units and will transfer to US Purchaser at the Closing valid, good and marketable title to the Units, free and clear of any Lien (other than Liens imposed as a result of any action by or on behalf of US Purchaser or any of its Affiliates or Liens imposed pursuant to applicable securities Laws).

3.06    Financial Statements. (a) The Company’s audited carve out combined and consolidated balance sheet (the “Company Annual Balance Sheet”) and related statements of operations, stockholders’ equity and cash flows as of December 31, 2015, (b) the Company’s unaudited consolidated balance sheet as of March 31, 2016 (the “Company Interim Balance Sheet”) and related unaudited statements of operations and cash flows for the fiscal period then ended, (c) the US Company’s unaudited balance sheet as of December 31, 2015 (the “US Company Annual Balance Sheet” and together with the Company Annual Balance Sheet, the “Annual Balance Sheet”) and related statements of operations, stockholders’ equity and cash flows as of December 31, 2015 and (d) the US Company’s unaudited balance sheet as of March 31, 2016 (the “US Company Interim Balance Sheet” and together with the Company Interim Balance Sheet, the “Interim Balance Sheet”) and the statement of operations and cash flows for the fiscal period then ended, have each been prepared in accordance with GAAP, consistently applied, and collectively present fairly in all material respects the financial condition and results of operations of the Group Companies (taken as a whole) as of the times and for the periods referred to therein, subject in the case of the unaudited financial statements to (i) the absence of footnote disclosures and other presentation items and (ii) changes resulting from normal year-end adjustments. Since the date of the Annual Balance Sheet, the Company has not changed any methods of accounting or accounting practices or policies or revalued in any material respect any of its properties or assets.
3.07    Absence of Certain Developments; Undisclosed Liabilities.
(a)    During the period from the date of the Annual Balance Sheet to the date of this Agreement, each of the Group Companies has operated in the ordinary course of business, and none of the Group Companies has:
(i)    suffered a Material Adverse Effect;
(ii)    effected any recapitalization, reclassification, distribution, consolidation, split, reverse split, division or subdivision of any equity interests or like change in its capitalization;
(iii)    subjected any material portion of its properties or assets to any Lien, except for Permitted Liens;
(iv)    sold, assigned or transferred tangible assets in excess of $100,000, except in the ordinary course of business and except for sales of obsolete assets or assets with de minimis or no book value;
(v)    sold, assigned, abandoned, exclusively licensed or transferred any Company Owned Intellectual Property, except in the ordinary course of business;
(vi)    made an acquisition of, capital investment in, or any loan to, any other Person in excess of $100,000, except in the ordinary course of business or pursuant to any existing agreement or budget that was made available to Purchaser;
(vii)    amended its organizational documents; or

(viii)    entered into or authorized an agreement with respect to any of the foregoing actions, or committed to take any action to effect any of the foregoing actions.
(b)    No Group Company has any material Liability of any nature, except for Liabilities (i) accrued or reserved against in the Annual Balance Sheet or the Interim Balance Sheet (or disclosed in any notes thereto), (ii) incurred in the ordinary course of business since the date of the Interim Balance Sheet, (iii) which constitute Transaction Expenses reflected on the Estimated Closing Statement or (iv) Liabilities for future performance under Contracts to which a Group Company is party (but not related to the breach thereof).
3.08    Real Property; Assets. None of the Group Companies owns any real property, nor has any Group Company ever owned any real property. Schedule 3.08 contains a true and complete list of all leases, licenses, subleases and occupancy agreements, together with any amendments or documents made supplemental thereto (the “Real Property Leases”), with respect to all real property leased, licensed, subleased or otherwise used or occupied by the Group Companies (the “Leased Real Property”). The Real Property Leases are in full force and effect, and a Group Company holds a valid and existing leasehold interest under each such Real Property Lease, subject to proper authorization and execution of such lease by the other party and the application of any bankruptcy or creditor’s rights Laws, and subject to Permitted Liens. All Leased Real Property is in good operating condition and repair and is suitable for the conduct of the applicable Group Companies’ business as presently conducted therein. No Group Company would owe any brokerage commissions or finders’ fees if any existing Real Property Leases were renewed pursuant to any renewal options contained in such Real Property Leases. To Seller’s knowledge, all improvements (if any) to be constructed on the Leased Property pursuant to any Real Property Lease have been completed in accordance with and currently satisfy the terms of such Real Property Lease. The Group Companies have good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its respective tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except (i) as reflected in the Annual Balance Sheet or the Interim Balance Sheet or (ii) Permitted Liens. All equipment owned or leased by the Group Companies currently in use and held for future use is (i) adequate for the conduct of the business of the Group Companies as currently conducted and (ii) in good operating condition, regularly and properly maintained, subject to normal wear and tear.
3.09    Tax Matters. Except as set forth on Schedule 3.09:
(a)    Each of the Group Companies has timely filed (or has had timely filed) all income and other material Tax Returns that it was required to file (or to have filed), taking into account any valid extensions of time to file, and all such Tax Returns are true, complete and correct in all material respects. All income and other material Taxes due and payable by each Group Company (whether or not shown as owing by any Group Company on such Tax Returns) have been fully paid, all income and other material Taxes not yet due and payable have been properly accrued on the Interim Balance Sheet in accordance with GAAP, and since the date of the Interim Balance Sheet, the Group

Companies have not incurred any income or other material Taxes other than in the ordinary course of business.
(b)    There are no Liens for Taxes on any of the assets or properties of any of the Group Companies, other than with respect to Taxes not yet due and payable.
(c)    No Group Company is the subject of a Tax audit, examination or Action with respect to any Taxes, and to Seller’s knowledge, no such audit, examination or Action is threatened or contemplated. No assessment or deficiency of Tax has been proposed in writing against any of the Group Companies, and, Seller knows of no grounds for any such assessment or deficiency. There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to any of the Group Companies.
(d)    No Group Company (i) is or has ever been a member of an affiliated, consolidated, combined, unitary or similar group for any Tax purpose (other than the group of which they are currently members and the common parent of which is the Company or the Seller), or (ii) has any liability for Taxes of any Person (other than any of the Group Companies) by operation of any Law, under any contract, as a transferee or successor, or otherwise.
(e)    Each Group Company (i) has duly and timely withheld or collected all Taxes that such Group Company is required by Law to withhold or collect, and has duly and timely paid over to the appropriate Governmental Entity such Taxes to the extent due and payable, and (ii) has complied with all information reporting requirements.
(f)    No Group Company is a party to, or bound by, or has any obligation under, any Tax allocation, Tax indemnity, Tax sharing or similar agreement or arrangement.
(g)    No Group Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting made prior to the Closing, (ii) closing agreement or similar agreement entered into with any Governmental Entity prior to the Closing, (iii) installment sale or open transaction made prior to the Closing, (iv) prepaid amount received or deferred revenue earned prior to the Closing, or (v) election made prior to the Closing.
(h)    No Group Company (i) has distributed stock of another Person, or has had its stock distributed to another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code or (ii) has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(i)    No claim has been made by any Tax authority in a jurisdiction where any Group Company has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction. Except as set forth on Schedule 3.09(i), no Group Company is subject to Tax in any country other than the country of its organization by virtue of having a permanent establishment or other place of business in that country.
(j)    Each Group Company is in compliance in all material respects with all applicable transfer pricing Laws, including the execution and maintenance of contemporaneous documentation substantiating transfer pricing practices and methodology. The prices for any property or services (or for the use of any property) provided by or to any Group Company are arm’s length prices for purposes of the applicable transfer pricing Laws.
(k)    Schedule 3.9(k) sets forth the entity classification of each Group Company for U.S. federal income tax purposes. Since the date of the Annual Balance Sheet, except as expressly contemplated by this Agreement, no Group Company has made, changed or revoked any material election in respect of Taxes of any Group Company, changed any accounting method with respect to Taxes, filed any material amended Tax Return, entered into any closing agreement or similar agreement with any Governmental Entity with respect to Taxes, settled or compromised any material claim, assessment, audit or Action with respect to Taxes, or surrendered any right to claim a material refund of Taxes.
(l)    Each Employee Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been documented and administered in good faith compliance with Section 409A of the Code.
(m)    Schedule 3.09(m) lists all service providers of the Group Companies who are reasonably believed to be “disqualified individuals” (within the meaning of Section 280G of the Code). No Group Company has made any payments, is obligated to make any payments or is a party to any plan or Contract that, under certain circumstances, could obligate it to make any payments that would not be deductible under Section 280G of the Code.
3.10    Contracts and Commitments.
(a)    Except as set forth on Schedule 3.10(a) and except for agreements entered into by any Group Company after the date hereof in accordance with Section 5.01, no Group Company is party to any:
(i)    agreement or indenture relating to the borrowing of money in excess of $100,000 or to mortgaging, pledging or otherwise placing a Lien (other than a Permitted Lien) on assets of the Group Companies;
(ii)    guaranty of any obligation for borrowed money in excess of $100,000 or other guaranty of any obligation in excess of $100,000;
(iii)    lease or agreement under which it is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $100,000 (excluding the Real Property Leases);

(iv)    lease or agreement under which it is lessor of, or permits any third party to hold or operate any personal property, for which the annual rental exceeds $100,000 (excluding the Real Property Leases);
(v)    Contract or group of related Contracts with the same party for the purchase of products or services that provide for annual payments by a Group Company in excess of $250,000 during the trailing twelve (12) month period ending on the date of the Annual Balance Sheet (excluding the Real Property Leases);
(vi)    Contract or group of related Contracts with a customer that provides annual billings (based on the trailing twelve (12) month period ending on the date of the Annual Balance Sheet) to the Group Companies in excess of $250,000;
(vii)    Contract relating to any proposed acquisition of any capital stock or business of any other Person or disposition of the stock of any of the Group Companies or all or substantially all of the assets of any of the Group Companies, in each case, in effect as of the date hereof;
(viii)    Contract prohibiting or materially restricting the ability of any Group Company to conduct its business in any geographical area or to compete with any Person;
(ix)    Contract that contains most favored customer pricing provisions in favor of any third party;
(x)    Contract that limits the Group Companies’ exclusive right to develop, manufacture, assemble, distribute, market or sell its products;
(xi)    Contract containing indemnification by any Group Company with respect to Infringement of proprietary rights (other than Contracts on the Group Companies’ standard form of customer contract, in substantially the form made available to Purchaser or Contracts with resellers, suppliers or vendors entered into in the ordinary course of business);
(xii)    Contracts with any Governmental Entity (other than license agreements entered into in the ordinary course of business);
(xiii)    Contracts to which any Group Company is bound involving the grant by any Person of a power of attorney;
(xiv)    Contracts with Major Suppliers;
(xv)    Contracts for Indebtedness; and
(xvi)    any other Contract, the termination or breach of which would be, or would be reasonably expected to be material to the Group Companies.

(b)    No Group Company has materially violated or breached, or committed any material default under, any of Real Property Leases or the Contracts that are required to be referred to on Schedule 3.10(a) or Schedule 3.11(d) (such Real Property Leases and Contracts collectively, the “Material Contracts”). To the knowledge of Seller, no other Person has materially violated or breached, or is in material default under, any Material Contract, and no event has occurred and is continuing through any Group Company’s actions or inactions that will result in a material violation or breach of any of the provisions of any Material Contract or permit termination, modification or acceleration of such Material Contract. With respect to each Material Contract: (i) such Material Contract is legal, valid, binding, enforceable, free and clear of any Lien, and in full force and effect on identical terms as set forth in the copies provided to Purchaser; and (ii) no Group Company, nor to the Seller’s knowledge, no other party(ies) thereto, have repudiated or threatened to repudiate any provision of such Material Contract, and there is no dispute pending or, to the Seller’s knowledge, threatened under any such Material Contract. The copies of the Contracts and other documents identified in the Schedules hereto and made available to Purchaser are true and correct in all material respects.
3.11    Intellectual Property.
(a)    Schedule 3.11(a) sets forth a true, correct and complete list of all Company Registered IP and (i) for each Patent or Trademark, the application serial number or registration number, by country, province and state, and the date issued and filed, (ii) for each URL, the registration date and name of registry, (iii) for each Copyright, the number and date of such registration or Copyright application by country, province and state, (iv) all actual or, to the knowledge of Seller, threatened actions (including reexamination and reissue proceedings) before any court, tribunal or other Governmental Authority (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) related to any Company Registered IP and (v) any actions that must be taken within ninety (90) days after the date hereof for the purposes of obtaining, maintaining, perfecting, preserving or renewing any Company Registered IP, including the payment of any registration, maintenance or renewal fees or the filing of documents, applications or certificates or any responses to office actions. Schedule 3.11(a) also sets forth a list of all (A) material unregistered and common law Trademarks of the Group Companies including a list of applicable jurisdictions, the nature of the goods and services offered under the unregistered and common law Trademarks and the dates of first use, and (B) all actual or, to the knowledge of Seller, threatened Actions before any court, tribunal or other Governmental Authority related to any of the foregoing in (A). Each item of the Company Registered IP is valid, enforceable and subsisting, all necessary registration, maintenance and renewal fees due as of the date of this Agreement in connection with such Company Registered IP have been made and all necessary documents, recordations and certificates in connection with such Company Registered IP have been filed with the relevant Governmental Authorities in the United States or other jurisdictions, as the case may be, for the purposes of prosecuting, perfecting and maintaining such Company Registered IP.
(b)    The Group Companies have not (i) agreed to transfer the ownership of, or granted any option to purchase or any exclusive license or exclusive right under or with respect to, or authorized the retention of any exclusive right with respect to or joint ownership of, any Company Owned Intellectual Property, to any other Person, (ii) permitted the Group Companies’ rights in any Company Owned Intellectual Property to lapse or enter the public domain or (iii) granted to any Person any right to bring any claim or cause of action arising out of or related to Infringement of any of the Company Owned Intellectual Property. After giving effect to the transactions contemplated by this Agreement, no current or former manager, director, shareholder, founder, officer, employee, contractor or consultant of the Group Companies will own or retain any rights to use any of the of the Company Owned Intellectual Property. There is no governmental prohibition or restriction on the use, practice or exploitation of any Company Owned Intellectual Property in any jurisdiction in which the Group Companies currently conduct, have conducted or currently contemplate conducting business or on the export or import of any of Company Owned Intellectual Property from or to any jurisdiction.
(c)    Neither the operation of the business of the Group Companies as previously or currently conducted or as currently proposed by the Group Companies to be conducted nor the use, practice or exploitation of any Company Intellectual Property Infringes or has Infringed any rights of any Person. With respect to the operation of the business of the Group Companies as previously or currently conducted or as currently proposed by the Group Companies to be conducted, the Group Companies have not received notice from any Person of any claim (A) alleging any Infringement, (B) that the Group Companies must license from any Person or refrain from using any Intellectual Property or (C) challenging the validity, enforceability, effectiveness or ownership by the Group Companies of any of the Company Intellectual Property. To the knowledge of Seller, no such claim is threatened by any Person and no valid basis exists for any such claim. The Group Companies have not received any opinion of counsel regarding any allegation of Infringement relating to the operation of the business of the Group Companies. The Group Companies have not received any notice or request for any Person for indemnification with respect to any claim of Infringement of any Intellectual Property Right related to the Company Owned Intellectual Property, which notice or request has not been finally resolved.
(d)    Schedule 3.11(d) sets forth a true, correct and complete list of all material Outbound Intellectual Property Contracts (other than Contracts with the Group Companies’ customers entered into in the ordinary course of business) and material Inbound Intellectual Property Contracts (other than open source software licenses listed on Schedule 3.11(f) and commercially available “off-the-shelf” third party licenses). The Group Companies have made available to Purchaser true, correct and complete copies of all material Outbound Intellectual Property Contracts and material Inbound Intellectual Property Contracts. No Company Owned Intellectual Property has been supplied or provided by the Group Companies (and the Group Companies have not agreed to supply or provide any Company Owned Intellectual Property) to any Person other than pursuant to the Outbound Intellectual Property Contracts. Immediately following the Closing, Purchaser will be permitted to exercise all of the Group Companies’ rights under all Inbound Intellectual Property Contracts, to the same extent the Group Companies would have been able to had the transactions contemplated by this Agreement not occurred and without being required to pay any additional amounts or consideration other than fees, royalties or payments that the Group Companies would otherwise have been required to pay had such transactions not occurred.
(e)    Neither this Agreement nor any transactions contemplated by this Agreement will result in any of the following under or pursuant to any contracts to which the Group Companies is a party or by which any assets or properties of the Group Companies are bound: (i) any Person being granted rights or access to, or the placement in or release from escrow of, any source code or other Intellectual Property Right included within the Company Owned Intellectual Property, (ii) Purchaser granting to any Person any ownership interest in, or any license, covenant not to sue or right under or with respect to, any Intellectual Property Right included within the Company Intellectual Property or (iii) Purchaser or any of its Intellectual Property Rights being bound by, or subject to, any non-compete or other restriction on the operation or scope of its business. The Group Companies have no obligation to compensate or account to any Person for the use, practice or exploitation of any Company Owned Intellectual Property. The Group Companies have not disclosed or delivered to any escrow agent or any other Person any of the source code for any Software or relating to any Company Owned Intellectual Property, and no Person has any right, contingent or otherwise, to obtain access to or use any such source code. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or reasonably could be expected to, result in the delivery, license or disclosure of any such source code to any Person.
(f)    Schedule 3.11(f) lists all Open Source Software that has been incorporated into, integrated with, combined with or linked to any Company Product or Company Owned Intellectual Property in any way, or from which any Company Product or Company Owned Intellectual Property was derived and identifies its usage and whether it was modified. The Group Companies have not used Open Source Software in any manner that would or could, with respect to any Company Product or any Company Owned Intellectual Property, (i) require its disclosure or distribution in source code form, (ii) require the licensing thereof for the purpose of making derivative works, (iii) impose any restriction on the consideration to be charged for the distribution thereof, (iv) create, or purport to create, obligations for the Group Companies with respect to Company Owned Intellectual Property or grant, or purport to grant, to any third party, any rights or immunities under Company Owned Intellectual Property or (v) impose any other material limitation, restriction, or condition on the right of the Group Companies with respect to its use or distribution. With respect to any Open Source Software that is or has been used by the Group Companies in any way, the Group Companies have been and are in compliance with all applicable licenses with respect thereto.
(g)    To Seller’s knowledge, no Person has Infringed, or is Infringing, any Company Owned Intellectual Property. The Group Companies have not made any claim against any Person alleging any Infringement of any Company Owned Intellectual Property. The Group Companies have taken reasonable steps to protect and maintain the confidentiality of, and the rights of the Group Companies in, the Group Companies’ confidential information and Trade Secrets contained with the Company Owned Intellectual Property. All disclosures by the Group Companies of any such confidential information and Trade Secrets contained with the Company Owned Intellectual Property have been made pursuant to a written agreement that provides reasonable protection for such confidential information and Trade Secrets contained with the Company Owned Intellectual Property.
(h)    The Group Companies have taken reasonable measures to preserve and maintain the performance, security and integrity of the Group Companies’ computers, networks, Software and systems that are used in connection with the operation of the business of the Group Companies (the “Information Systems”) (and all Software, information or data stored thereon) that are owned by the Group Companies. Within the two (2) years prior to the date hereof, (i) there has been no failure with respect to any Information Systems that has had a material effect on the operations of the Group Companies and (ii) to Seller’s knowledge, there has been no unauthorized access to or use of any Information Systems (or any Software, information or data stored thereon).
(i)    The Group Companies have complied in all material respects with all applicable laws, contractual and fiduciary obligations, and its internal privacy policies relating to (i) the privacy of users of Internet websites owned, maintained or operated by the Group Companies and (ii) the collection, storage, transfer and any other processing of any Personal Data collected or used by the Group Companies in any manner or maintained by third parties having authorized access to such information. There has been no unauthorized access to, loss of, or other misuse of Personal Data.
(j)    Schedule 3.11(j) lists all Company Products. To Seller’s knowledge, the Company Products (and all parts thereof) are free of any and all “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other Software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such Company Product (or all parts thereof) or related user data or other Software of users.
(k)    Except as otherwise provided in this Agreement, as of immediately following the Closing, and for all periods thereafter, neither Seller, US Seller nor any of their respective Affiliates, will have copies of or access to any Company Owned Intellectual Property or the books and records of the Group Companies.
(l)    Schedule 3.11(l) includes a copy of the standard terms and conditions of sale, lease or license by the Group Companies (including applicable warranty and indemnity provisions). Except as set forth on Schedule 3.11(l), no Company Product is subject to any guaranty, warranty, or other indemnity that extends beyond, in any material respect, the applicable standard terms and conditions of sale, lease or license.
3.12    Litigation. Except as set forth on Schedule 3.12, (a) there is no Action pending, at Law or in equity, or before or by any Governmental Entity, or threatened in writing against any Group Company or their respective properties, assets or business or any of their respective officers, directors or shareholders related to the business of the Group Companies, and (b) no Group Company or their respective properties, assets or business or, to the extent related to the business of the Group Companies, any of their respective officers, directors or shareholders, is subject to any Order. There is no Action by the Group Companies’ pending or which the Group Companies intend to initiate.
3.13    Governmental Consents. Except as set forth on Schedule 3.13, Seller, US Seller and the Group Companies are not required to submit any notice, report or other filing with any Governmental Entity in connection with the execution, delivery or performance by Seller and US Seller of this Agreement or the consummation of the transactions contemplated hereby. No consent, approval or authorization of any Governmental Entity is required to be obtained by Seller, US Seller or any Group Company in connection with Seller’s and US Seller’s execution, delivery or performance of this Agreement or the consummation by Seller and US Seller of the transactions contemplated hereby.
3.14    Employee Benefit Plans.
(a)    Schedule 3.14(a) sets forth a true and correct list of each material Employee Benefit Plan (other than with respect to Contracts based on form agreements that have been made available to Purchaser, provided such Contracts do not materially differ from the forms upon which they are based). With respect to each material Employee Benefit Plan, Seller has delivered or made available to Purchaser copies, to the extent applicable, of (i) the plan and trust documents, including any amendments, and the most recent summary plan description, (ii) the annual report (Form 5500 series) for the three most recent plan years, (iii) the most recent determination letter from the Internal Revenue Service with respect to each Employee Benefit Plan intended to qualify under Section 401(a) of the Code, and (iv) all material correspondence to or from any governmental agency relating to any Employee Benefit Plan for the three most recent plan years.
(b)    The Group Companies and their ERISA Affiliates do not sponsor, maintain or contribute to any plan or arrangement that is subject to Title IV of ERISA, is a multiemployer pension plan (as defined in Section 3(37) of ERISA or Section 4001(a)(3) of ERISA), or is subject to Section 412 of the Code (each, a “Pension Plan”) and none of the Group Companies or any of their ERISA Affiliates (and their predecessors) has sponsored or contributed to or been required to contribute to any Pension Plan at any time within the previous six (6) years. No Employee Benefit Plan pays for or provides health or other welfare benefits to former employees of the Group Companies or any of their ERISA Affiliates other than health continuation coverage required pursuant to COBRA or other applicable Laws. No Employee Benefit Plan that is subject to ERISA holds employer securities or employer real property as a plan asset.
(c)    Each Employee Benefit Plan has been maintained and administered in compliance in all material respects with its terms and the applicable requirements of ERISA, the Code and any other applicable Laws. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is the subject of a favorable opinion letter from the Internal Revenue Service on the form of such Employee Benefit Plan on which the Group Companies can rely and, to Seller’s knowledge, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Employee Benefit Plan.
(d)    No Group Company has any obligation to provide any Person with the right to a gross-up, indemnification, reimbursement or other payment, in each case, for any Taxes or Tax penalties.
(e)    The Group Companies have not engaged in any transaction with respect to any Employee Benefit Plan that would be reasonably likely to subject the Group Companies to any excise Tax or penalty (civil or otherwise) imposed by ERISA, the Code or applicable Law.
(f)    Except as set forth on Schedule 3.14(f), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any officer, employee or director of the Group Companies.
(g)    Each Employee Benefit Plan that is subject to ERISA can be amended, terminated or otherwise discontinued in accordance with its terms, without any Liability to Purchaser, a Group Company or any ERISA Affiliate (other than routine and ordinary administration expenses or Liabilities in respect of claims incurred prior to such amendment, termination or discontinuance).
(h)    Each Employee Benefit Plan maintained outside the jurisdiction of the United States primarily for the benefit of any employee of the Group Companies residing or working outside the United States, which is required to be registered or approved by any Governmental Entity, has been so registered and approved and has been maintained in good standing with applicable requirements of Governmental Entities.
3.15    Employment and Labor Matters. The Group Companies are and have been in material compliance with all applicable Laws and their own policies regarding employment, labor and wage and hour matters. For the last five (5) years, with respect to the Group Companies’ employees, no labor organization or group of employees has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to Seller’s knowledge, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. No Group Company recognizes or is obligated to recognize a works council, union, employee representatives, or similar employee representation. No Group Company is a party to, or otherwise subject to, any collective bargaining agreement, modern award or other Contract with any labor organization or other representative of any Group Company’s employees. There are and have been no strikes, work stoppages, slowdowns, lockouts, arbitrations or grievances, or other material labor disputes, pending or, to Seller’s knowledge, threatened against or involving any Group Company’s employees or the Group Companies. To Seller’s knowledge, none of the Group Companies’ employees is obligated under any Contract or subject to any Order that would conflict with the Group Companies’ business. The Group Companies are not delinquent in any material respect in payments to any of their current or former employees, consultants, or independent contractors for any wages, salaries, commissions, severance payments, bonuses, or other direct compensation. The Group Companies have also provided in all material respects all required sick leave, paid time off or vacation to all employees. To Seller’s knowledge, none of the executive officers of the Group Companies intends to terminate employment with the Group Companies. The Group Companies do not have a present intention to terminate the employment of any of the executive officers of the Group Companies. The employment of each U.S. employee of the Group Companies is terminable at the will of the Group Companies and the employment of each non-U.S. employee is terminable subject only to applicable Law. The Group Companies do not have a policy, practice, plan, or program of paying severance pay or any form of severance compensation in connection with the termination of employment services. Neither Seller nor any Group Company has made to any officer, employee, director or consultant, as applicable, any representations regarding equity incentives or other rights to or in respect of any equity interests in Purchaser or its Affiliates. Seller has provided the form of employment, consultant or independent contractor Contract for each employee, consultant or independent contractor of Group Companies located outside the United States.
3.16    Insurance. Schedule 3.16 lists each insurance policy and fidelity bond providing coverage to the Group Companies, including the type of coverage, the carrier, the amount of coverage, the term and the annual premiums of such policies. All of such insurance policies providing coverage to the Group Companies are in full force and effect, and no Group Company is in material default with respect to its obligations under any of such insurance policies. There is no material claim by the Group Companies pending under any of such policies or bonds as to which coverage has been denied or disputed or that the Group Companies have a reason to believe will be denied or disputed by the underwriters thereof. In addition, there is no pending claim which, if successful, would have a total value (inclusive of defense expenses) in excess of the policy limits. All premiums due and payable under all such policies and bonds have been paid (or if installment payments are due, will be paid if incurred prior to the Closing Date). The Group Companies have never maintained, established, sponsored, participated in or contributed to any self-insurance plan.
3.17    Compliance with Laws. Each of the Group Companies is and has been in material compliance with all applicable Laws of applicable Governmental Entities. All approvals, filings, permits and licenses of Governmental Entities (collectively, “Permits”) required to conduct the business of the Group Companies are in the possession of the Group Companies, are in full force and effect and are being complied with, except for such Permits, the failure of which to be in the possession of, or to be in compliance with, would not be material to the Group Companies. There is no investigation, proceeding or disciplinary action (including fines) currently pending, or to Seller’s knowledge, threatened in writing against any Group Company by a Governmental Entity.
3.18    Environmental Compliance and Conditions.
(a)    The Group Companies have obtained and possess all Permits required under federal, state and local Laws and regulations concerning occupational health and safety, pollution or protection of the environment, including all such Laws and regulations relating to the emission, discharge, release or threatened release of any chemicals, petroleum, pollutants, contaminants or hazardous or toxic materials, substances or wastes into ambient air, surface water, groundwater or lands or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of any chemicals, petroleum, pollutants, contaminants or hazardous or toxic materials, substances or wastes (“Environmental and Safety Requirements”), except where the failure to possess such licenses, permits and authorizations would not be material to the Group Companies.
(b)    The Group Companies are in compliance with all terms and conditions of such Permits and are also in compliance with all other Environmental and Safety Requirements or any written notice or demand letter issued, entered, promulgated or approved thereunder, except where the failure to comply would not be material to the Group Companies.
3.19    Affiliate Transactions. Except as set forth on Schedule 5.05 hereto, no officer, member of the board of directors or managers (or equivalent governing body) or Affiliate of any Group Company or any individual in such officer’s, director’s or manager’s immediate family is a party to any Contract or transaction with any Group Company or has any interest in any property used by any Group Company with a value other than under an Employee Benefit Plan or pursuant to an employment agreement, in each case, that was made available to Purchaser.
3.20    Brokerage Fees. Except for fees and expenses of Persons listed on Schedule 3.20 which are included in the Transaction Expenses, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any agreement made by or on behalf of Seller, US Seller or any Group Company for which Purchaser or US Purchaser would be liable following the Closing.
3.21    Customers and Suppliers. No Group Company is engaged in any material dispute with any of the top twenty-five (25) suppliers of goods or services to the Group Companies on a consolidated basis, based on the amount paid by the Group Companies during the twelve month period ended on December 31, 2015 (the “Major Suppliers”), or the top twenty-five (25) customers of the Group Companies on a consolidated basis, based on the amount invoiced by the Group Companies during the twelve month period ended on December 31, 2015 (the “Major Customers”) and, to Seller’s knowledge, no Major Supplier or Major Customer intends to terminate, limit, materially change the terms of (including any announced or requested change in quantities or pricing) or materially reduce its business relations with the Group Companies. No Group Company has reason to believe that the consummation of the transactions contemplated by this Agreement are reasonably likely to have an adverse effect on the business relationship of the Group Companies with any Major Supplier or Major Customer.
3.22    FCPA; Anti-Bribery; Import / Export. No Group Company nor any of their respective directors, officers, employees or, to Seller’s knowledge, agents or representatives (in their capacities as such), has, in the past five (5) years: (i) made, authorized, offered or promised to make any unlawful payment or transfer of anything of value, directly or indirectly through a third party, to any officer, employee or representative of a foreign government or any department, agency or instrumentality thereof (including any state-owned enterprise), political party, political campaign or public international organization, in violation of the U.S. Foreign

Corrupt Practices Act of 1977, as amended (the “FCPA”), the UK Bribery Act, as amended, or any applicable Law of similar effect; (ii) otherwise taken any action which would cause the Group Companies to be in violation of the FCPA, the UK Bribery Act, as amended, or any applicable Law of similar effect; (iii) made or authorized any unlawful import into or export in violation of applicable customs Law, applicable export Laws, and associated regulations; (iv) is aware of any such violations committed by its agents in their capacity as such; or (v) engaged in any activities in violation of applicable anti-boycott Laws or failed to report any boycott-related inquiries required under applicable Law. Each Group Company has instituted and maintains policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, compliance with the FCPA, the UK Bribery Act, as amended, an applicable customs and export Laws and regulations. No Group Company sells or solicits, directly or, to Seller’s knowledge, indirectly, any products to any entity or enterprise located in those countries that are identified in Part 746 (Embargoes and Other Special Controls) of the U.S. Export Administration Regulations, in the Sanctions Program of the U.S. Department of Commerce, by the U.S. Foreign Assets Control Regulations, or on the U.S. Department of State Defense Trade Controls Embargo Reference Chart. None of the Group Companies’ products are controlled under or subject to the International Traffic in Arms Regulations.
3.23    Restrictions on Business Activities. Except as set forth on Schedule 3.10(ix) or (x), there is no Contract (non-competition or otherwise) or Order to which any Group Company is a party or otherwise binding upon the Group Company, which has or may reasonably be expected to have the effect of materially prohibiting or impairing any business practice of the Group Companies, any acquisition of property (tangible or intangible) by the Group Companies, the conduct of business by the Group Companies, or otherwise limiting the freedom of the Group Companies to engage in any line of business or to compete with any Person. Without limiting the generality of the foregoing, except as set forth on Schedule 3.10(ix) or (x), no Group Company has entered into any agreement under which the Group Companies are restricted from selling, licensing, manufacturing or otherwise distributing or providing any products or services to customers or potential customers or any class of customers, in any geographic area, during any period of time, or in any segment of the market.
3.24    Bank Accounts; Letters of Credit. Schedule 3.24 lists (a) all bank accounts, lock boxes and safe deposit boxes relating to the business and operations of the Group Companies (including the name of the account holder and the bank or other institution where such account or box is located and the name of each authorized signatory thereto) and (b) all outstanding letters of credit issued by financial institutions for the account of the Group Companies (setting forth, in each case, the financial institution issuing such letter of credit, the maximum amount available under such letter of credit, the terms (including the expiration date) of such letter of credit and the party or parties in whose favor such letter of credit was issued).
3.25    No Other Representations or Warranties. NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY SELLER IN THIS AGREEMENT, THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THE EXHIBITS AND SCHEDULES HERETO AND THE CERTIFICATES DELIVERED PURSUANT HERETO, NONE OF SELLER, US SELLER, ANY GROUP COMPANY OR AFFILIATE OR REPRESENTATIVE THEREOF OR ANY OTHER PERSON MAKES ANY

EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY OF ANY KIND OR NATURE WITH RESPECT TO SELLER, THE GROUP COMPANIES OR ANY OTHER PERSON OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO PURCHASER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING, ABSENT ACTUAL FRAUD. NEITHER SELLER, US SELLER, ANY GROUP COMPANY OR AFFILIATE OR REPRESENTATIVE THEREOF OR ANY OTHER PERSON SHALL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO PURCHASER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO PURCHASER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON OR FROM THE USE BY PURCHASER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON OR OTHERWISE WITH RESPECT TO, (A) ANY PROJECTIONS, ESTIMATES, TRENDS OR BUDGETS IN RESPECT OF THE GROUP COMPANIES, THEIR RESPECTIVE BUSINESSES OR THEIR RESPECTIVE INDUSTRIES OR GEOGRAPHIC AREAS IN WHICH ANY OF THEM OPERATE OR (B) ANY MATERIAL, DOCUMENTS OR INFORMATION RELATING TO ANY OF THE GROUP COMPANIES MADE AVAILABLE OR DISCLOSED TO PURCHASER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON IN ANY ELECTRONIC DATA ROOM OR ANY INFORMATION MEMORANDUM, MANAGEMENT PRESENTATION, QUESTION AND ANSWER SESSION OR OTHERWISE, UNLESS AND THEN ONLY TO THE EXTENT THAT ANY SUCH INFORMATION IS EXPRESSLY INCLUDED IN THE SCHEDULES OR EXHIBITS HERETO, THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY SELLER IN THIS AGREEMENT, THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THE EXHIBITS AND SCHEDULES HERETO OR THE CERTIFICATES DELIVERED PURSUANT HERETO. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY SELLER IN THIS AGREEMENT, THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THE EXHIBITS AND SCHEDULES HERETO AND THE CERTIFICATES DELIVERED PURSUANT HERETO, ALL OTHER EXPRESS OR IMPLIED REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE ARE SPECIFICALLY DISCLAIMED BY SELLER, THE GROUP COMPANIES, ANY AFFILIATE AND REPRESENTATIVE THEREOF AND ANY OTHER PERSON.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser represents and warrants to Seller that:
4.01    Organization and Power. Purchaser is a limited company duly organized, validly existing and in good standing under the Laws of the United Kingdom, with full company power and authority to enter into this Agreement and to perform its obligations hereunder. US Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and to perform its obligations hereunder. There is no pending, or to the knowledge of Purchaser, threatened, action for the dissolution, liquidation or insolvency of Purchaser or US Purchaser.
4.02    Authorization. The execution, delivery and performance of this Agreement by Purchaser and US Purchaser and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action, and no other actions are necessary to authorize the execution, delivery or performance of this Agreement by Purchaser or US Purchaser. This Agreement has been duly executed and delivered by Purchaser and US Purchaser and, assuming that this Agreement is a valid and binding obligation of Seller and US Seller, this Agreement constitutes a valid and binding obligation of Purchaser and US Purchaser, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.
4.03    No Violation. Neither Purchaser nor US Purchaser is subject to or obligated under its certificate or articles of incorporation or bylaws (or similar organizational documents), any applicable Law, or any material Contract, or any Permit, or subject to any Order, which would be breached or violated in any material respect by Purchaser’s or US Purchaser’s execution, delivery or performance of this Agreement or the consummation by Purchaser or US Purchaser of the transactions contemplated hereby.
4.04    Governmental Consents. Neither Purchaser nor US Purchaser is required to submit any notice, report or other filing with any Governmental Entity in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby and no consent, approval or authorization of any Governmental Entity or any other party or Person is required to be obtained by Purchaser or US Purchaser in connection with its execution, delivery and performance of this Agreement or the consummation by Purchaser or US Purchaser of the transactions contemplated hereby. As of the date hereof, each of Purchaser and US Purchaser have determined in good faith that the fair market value of the consolidated United States assets of the Group Companies does not exceed $78,200,000.
4.05    Litigation. As of the date hereof, (i) there is no Action pending or, to Purchaser’s knowledge, threatened against Purchaser or US Purchaser at Law or in equity, or before or by any Governmental Entity, which would have a Purchaser Material Adverse Effect and (ii) neither Purchaser nor US Purchaser is subject to any outstanding Order which would have a Purchaser Material Adverse Effect.
4.06    Brokerage Fees. There is no agreement made by or on behalf of Purchaser or US Purchaser providing for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement and there are no claims for brokerage commissions, finders’ fees or similar compensation from Purchaser or US Purchaser in connection with the transactions contemplated by this Agreement.
4.07    Funds.

(a)    Purchaser has delivered to Seller complete and correct copies of: (i) (x) the executed commitment letter and redacted fee letter (of which only the fee amounts and certain other economic terms have been redacted), each dated as of May 8, 2016 (collectively, the “First Lien Debt Commitment Letter”), from Broad Street Credit Investments LLC, Broad Street Loan Partners 2013, L.P., Broad Street Loan Partners 2013 Europe, L.P., Broad Street Loan Partners 2013 Onshore, L.P., Broad Street Senior Credit Partners L.P., Broad Street Senior Credit Partners Offshore, L.P., Broad Street London Partners #1, L.P., Broad Street London Partners #2, L.P., and Streamview Investment Pte. Ltd. (collectively with any other commitment parties, agents, arrangers, managers, lenders and other entities from time to time party thereto, the “First Lien Debt Financing Sources”) pursuant to which the First Lien Debt Financing Sources have committed to provide, subject to the terms and conditions therein, US Purchaser with debt financing in connection with the transactions contemplated by this Agreement (the “First Lien Debt Financing”) and (y) (A) the executed amendment consent letter, dated as of May 8, 2016 (the “Second Lien Amendment Consent Letter”) from Broad Street Credit Holdings LLC, GSMP VI Offshore US Holdings, Ltd., GSMP VI Onshore US Holdings, Ltd., BCSSS Investments S.À R.L., MPS Investments S.À R.L. and Rocco Ventures Pte. Ltd. (collectively, the “Second Lien Amendment Consent Letter Parties”) and (B) the executed commitment letter and redacted fee letter (of which only the fee amounts and certain other economic terms have been redacted), each dated as of May 8, 2016 (collectively, the “Second Lien Debt Commitment Letter” and together with the Second Lien Amendment Consent Letter and the First Lien Commitment Letter, the “Debt Commitment Letters”), from Broad Street Credit Holdings LLC, Broad Street Loan Partners 2013, L.P., Broad Street Loan Partners 2013 Europe, L.P., Broad Street Loan Partners 2013 Onshore, L.P. and Streamview Investment Pte. Ltd. (collectively with any other commitment parties, agents, arrangers, managers, purchasers and other entities from time to time party thereto, the “Second Lien Debt Financing Sources” and together with the Second Lien Amendment Consent Letter Parties and First Lien Debt Financing Sources, the “Debt Financing Sources”) pursuant to which the Second Lien Debt Financing Sources have committed to provide, subject to the terms and conditions therein, US Purchaser with debt financing in connection with the transactions contemplated by this Agreement (the “Second Lien Debt Financing” and together with the First Lien Debt Financing, the “Debt Financing”) and (ii) executed commitment letters (the “Equity Commitment Letters”, and together with the Debt Commitment Letters, the “Financing Commitment Letters”) from each of Thoma Bravo Fund XII, L.P. and Silver Lake Partners IV, L.P. hereto (the “Equity Financing Sources” and together with the Debt Financing Sources, the “Financing Sources”) pursuant to which the Equity Financing Sources have committed to provide, subject to the terms and conditions therein, US Purchaser with equity financing in connection with the transactions contemplated by this Agreement (the “Equity Financing”, and together with the Debt Financing, the “Financing”). Assuming (1) the satisfaction of the conditions in Section 7.01 hereof, and (2) that the Financing contemplated by the Financing Commitment Letters is funded on the terms set forth therein, Purchaser and US Purchaser will have sufficient cash, available committed lines of credit or other sources of immediately available funds to pay the full consideration payable to Seller and US Seller hereunder, to make all other payments required by Purchaser and US Purchaser in connection with the transactions contemplated hereby (including the payment of the Closing Consideration and any other amounts required to be paid pursuant hereto), to procure the R&W Insurance Policy and to pay all fees and expenses related to any of the foregoing. Purchaser and US Purchaser acknowledge and agree that their respective obligations under this Agreement to consummate the transactions contemplated hereby are not contingent upon their ability to obtain any financing.
(b)    As of the date hereof, each of the Financing Commitment Letters is in full force and effect and is a valid and binding obligation of US Purchaser and, to the knowledge of Purchaser, the other parties thereto, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. US Purchaser has fully paid, or caused to be fully paid, any and all commitment or other fees in connection with the Financing Commitment Letters that are payable on or prior to the date hereof. As of the date hereof, none of the Financing Commitment Letters have been amended or modified in any respect, no such amendment or modification is contemplated (other than as permitted under Section 6.09(c)) and the respective commitments contained therein have not been withdrawn, rescinded or otherwise modified in any respect. As of the date hereof, assuming the accuracy of the representations and warranties in Article III hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of US Purchaser or, to the knowledge of Purchaser, any other party thereto under any Financing Commitment Letter. There are no conditions precedent to the funding of the full amount of the Financing other than the conditions precedent set forth in the Financing Commitment Letters. As of the date hereof, no Default (as defined in (x) the First Lien Credit Agreement, dated as of February 5, 2016 (the “Purchaser Credit Agreement”), among US Purchaser, SolarWinds Intermediate Holdings I, Inc., the Guarantors (as defined therein), the lenders from time to time parties thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent, collateral agent and as an issuing bank, and the other parties thereto, or (y) the Indenture, dated as of February 5, 2016 (the “Purchaser Indenture”), among US Purchaser, SolarWinds Intermediate Holdings I, Inc., the other Guarantors (as defined therein) and Wilmington Trust, National Association, as trustee and collateral agent) or Event of Default (as defined in the Purchaser Credit Agreement or the Purchaser Indenture) has occurred or is continuing. Neither the execution, delivery and performance by the US Purchaser and their respective subsidiaries of the Incremental Documentation (as defined in the First Lien Debt Commitment Letter) or the Incremental Documentation (as defined in the Second Lien Debt Commitment Letter), nor the incurrence of the Debt Financing or the use of the proceeds of the Debt Financing to consummate the transactions contemplated by this agreement on the Closing Date, constitute or will constitute (after giving effect to the Required Amendments (as defined in the Second Lien Amendment Consent Letter)) a Default (as defined in the Purchaser Credit Agreement or the Purchaser Indenture) or an Event of Default (as defined in the Purchaser Credit Agreement or the Purchaser Indenture). The Amendment Consent Letter provides consent to all amendments to the Purchaser Indenture necessary to permit the incurrence of the indebtedness contemplated by the Second Lien Debt Commitment Letter.

4.08    Solvency. After giving effect to the transactions contemplated by this Agreement, and assuming the representations and warranties of Seller and US Seller in this Agreement are true and complete such that the conditions to the Closing set forth in Section 7.01(a) would be satisfied at the Closing, Purchaser, US Purchaser and the Group Companies shall be able to pay their respective debts as they become due and shall own property that has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent Liabilities). After giving effect to the transactions contemplated by this Agreement, and assuming the representations and warranties of Seller in this Agreement are true and complete such that the conditions to the Closing set forth in Section 7.01(a) would be satisfied at the Closing, Purchaser, US Purchaser and the Group Companies shall have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of any Group Company.
4.09    Purchase for Investment. Purchaser is purchasing the Shares, and US Purchaser is purchasing the Units, in each case for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Purchaser and US Purchaser have sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares and the Units and are capable of bearing the economic risks of such investment.
4.10    No Other Representations. Except for the representations and warranties set forth in Article III, the representations and warranties set forth in the Exhibits and Schedules hereto and the certificates delivered pursuant hereto, each of Purchaser and US Purchaser (on behalf of itself and its Affiliates) acknowledges and agrees that no express or implied representation or warranty of any kind or nature is made or shall be deemed to have been made by or on behalf of Seller, US Seller, the Group Companies, any Affiliate or representative thereof or any other Person, and Seller, US Seller, the Group Companies, each Affiliate and representative thereof and each other Person hereby disclaims, and each of Purchaser and US Purchaser (on behalf of itself and its Affiliates) hereby disclaims any reliance upon any such representation or warranty. Without limiting the generality of the foregoing, each of Purchaser and US Purchaser acknowledges and agrees that none of Seller, US Seller, any Group Company or Affiliate or representative thereof or any other Person has made any express or implied representation or warranty of any kind or nature with respect to (a) any projections, estimates, trends or budgets in respect of the revenues, billings, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Group Companies or their respective businesses or the respective industries or geographic areas in which they operate or (b) any material, documents or information relating to any of the Group Companies made available or disclosed to Purchaser or US Purchaser or any of their respective Affiliates or representatives or any other Person in any electronic data room or any information memorandum, management presentation, question and answer session or otherwise, except for the representations and warranties set forth in Article III.

ARTICLE V
COVENANTS OF SELLER
5.01    Conduct of the Business. From the date hereof until the earlier of the termination of this Agreement and the Closing Date, except (i) as set forth on Schedule 5.01, (ii) if Purchaser shall have consented (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as required by Law or at the direction of any Governmental Entity having jurisdiction over Seller or US Seller or any of the Group Companies or (iv) as otherwise expressly contemplated by this Agreement, (1) Seller shall cause the Group Companies to conduct their businesses in the ordinary course of business; provided, that, notwithstanding the foregoing or clause (2) of this Section 5.01, (x) the Group Companies may use available cash to repay any Indebtedness or to make cash dividends or other cash payments or distributions on or prior to the Closing; provided that any such payments and distributions made following the Reference Time shall be consistent with, and as contemplated by, the Estimated Closing Statement, (y) the Group Companies may take any action expressly contemplated or required to be taken prior to the Closing pursuant to this Agreement and (z) no action required to be taken by any Group Company pursuant to this Agreement (other than this Section 5.01), including Section 5.05, shall be deemed to constitute a breach of this Section 5.01 if such action is so taken; and (2) Seller shall not permit any of the Group Companies to:
(a)    issue, sell or deliver any equity securities of any Group Company or issue or sell any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any equity securities of any Group Company;
(b)    effect any recapitalization, reclassification, distribution, consolidation, split, reverse split, division or subdivision of any equity interests or like change in its capitalization;
(c)    amend its organizational documents;
(d)    make any redemption or purchase of its equity interests;
(e)    sell, assign or transfer tangible assets in excess of $250,000, except in the ordinary course of business and except for sales of obsolete assets or assets with de minimis or no book value;
(f)    sell, assign, transfer, abandon or exclusively license any material Company Intellectual Property, except in the ordinary course of business;
(g)    materially amend or voluntarily terminate any Material Contract other than in the ordinary course of business;
(h)    make an acquisition of, capital investment in, or any loan to, any other Person in excess of $250,000, individually or in the aggregate, in respect of which any Group Company would have a payment obligation after the Closing, except in the ordinary course of business or pursuant to any existing agreement or budget provided to Purchaser prior to the date hereof;

(i)    make any capital expenditures greater than $250,000, individually or in the aggregate, or commitments therefor in respect of which any Group Company would have a payment obligation after the Closing, except (A) in the ordinary course of business and (B) for such capital expenditures or commitments therefor that are reflected in the Company’s current budget;
(j)    except as required by Law or under the terms of any Employee Benefit Plan, (A) grant or announce any incentive awards or any material increase in the salaries, bonuses or other compensation and benefits payable by a Group Company to any of its employees, officers or directors, other than salary increases in the ordinary course of business to employees who have a base salary less than $100,000; (B) materially increase the benefits under any Employee Benefit Plan; (C) enter into or amend in any material respect any employment, change in control, severance, retention or similar contract with any officer, employee, consultant or other agent of any Group Company (other than offer letters providing for at-will employment without post-termination obligations with newly-hired employees who are hired in the ordinary course of business); or (D) terminate or materially amend any Employee Benefit Plan or adopt any arrangement for the current or future benefit or welfare of any officer or employee, officer or director of any Group Company that would be an Employee Benefit Plan if it were in existence as of the date hereof; provided, that in no event shall this Section 5.01(j) be deemed to prohibit or restrict in any way the ability of Seller or US Seller, as the case may be, to pay any portion of, or to provide any other form of compensation or benefit derived from, the Purchase Price to any employee, officer or director of any Group Company, provided that Seller provides notice thereof to Purchaser as soon as reasonably practicable;
(k)    settle any Action if (A) the amount payable by any Group Company in connection therewith would exceed $250,000, individually or in the aggregate, or would be payable after the Closing or (B) such settlement would be material to the Group Companies;
(l)    commence any proceeding for the voluntary bankruptcy, liquidation, dissolution or winding-up of any Group Company;
(m)    enter into any Contract prohibiting or materially restricting the ability of any Group Company to conduct its business in any geographical area or to compete with any Person, in each case, after the Closing;
(n)    change any methods of accounting or accounting practices or policies or revalue in any material respect any of its properties or assets, in each case unless required by Law or GAAP;
(o)    make, change or revoke any material election in respect of Taxes of any Group Company, change any accounting method with respect to Taxes, file any amended Tax Return, enter into any closing agreement or similar agreement with any Governmental Entity with respect to Taxes, settle or compromise any claim, assessment, audit or Action with respect to Taxes, or surrender any right to claim a refund of Taxes;

(p)    accelerate the collection of or discounting of any accounts receivable, delay the payment of accounts payable or deferred expenses, alter billing practices or otherwise increase Cash, except in the ordinary course of business;
(q)    incur any Indebtedness (other than (i) borrowings under the Group Companies’ primary revolving line of credit in the ordinary course of business for working capital purposes; provided that all such borrowings shall be made prior to the Reference Time and consistent with, and contemplated by, the Estimated Closing Statement or (ii) intercompany Indebtedness among the Group Companies) or subject the Shares, the Units or any portion of the Group Companies’ properties or assets to any Lien other than Permitted Liens; or
(r)    enter into or authorize an agreement with respect to any of the foregoing actions, or commit to take any action to effect any of the foregoing actions.
Notwithstanding anything to the contrary contained herein, (A) nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of any Group Company prior to the Closing, and (B) the Group Companies’ failure to take any action prohibited by this Section 5.01 shall not be a breach of this Section 5.01 or any other provisions of this Agreement.
5.02    Access to Books and Records. Subject to Section 6.05, and the provisions of the Confidentiality Agreement, from the date hereof until the earlier of the termination of this Agreement and the Closing Date, upon the reasonable request of Purchaser, Seller and US Seller shall cause the Group Companies to provide Purchaser and its authorized representatives reasonably acceptable to Seller (the “Purchaser’s Representatives”) with reasonable access during normal business hours, and upon reasonable advance written notice, to the offices, properties, executive personnel and the material financial books and records of the Group Companies; provided, that, (a) in exercising access rights under this Section 5.02, the Purchaser’s Representatives shall not be permitted to interfere unreasonably with the conduct of the business of any Group Company and (b) Seller may elect to limit, or cause any Group Company to limit, disclosure of any information to certain Persons designated as a “clean team” by Purchaser (which Persons must be reasonably acceptable to Seller). Notwithstanding anything herein to the contrary, no such access or examination shall be permitted to the extent that it could require any Group Company to disclose information subject to attorney-client privilege or attorney work-product privilege, conflict with any third party confidentiality obligations to which any Group Company is bound, or violate any applicable Law. Purchaser acknowledges that Purchaser and Purchaser’s Representatives are and remain bound by the Confidentiality Agreement.
5.03    Efforts to Consummate. Subject to the terms and conditions contained herein, from the date hereof until the earlier of the termination of this Agreement and the Closing Date, Seller and US Seller shall use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement (including the satisfaction, but not a waiver, of the closing conditions set forth in Section 7.02); provided, that, (a) such efforts shall not require agreeing to any obligations or accommodations

(financial or otherwise) binding on Seller, US Seller or any Group Company in the event the Closing does not occur and (b) neither Seller, US Seller nor any Group Company shall be required to make any payments or grant any consideration to, or initiate or pursue any Actions against, any Person in order to obtain any consent, waiver, authorization or approval from such Person or otherwise. The Parties acknowledge and agree that nothing contained in this Section 5.03 shall limit, expand or otherwise modify in any way any efforts standard explicitly applicable to any of Seller’s or US Seller’s obligations under this Agreement.
5.04    Notification. From the date hereof until the earlier of the termination of this Agreement and the Closing Date, if after the date of this Agreement Seller has knowledge of any fact or condition that constitutes a breach of any representation or warranty made by Seller in Article III or of any covenant that, in each case, would cause the conditions set forth in Section 7.01(a) or Section 7.01(b), as applicable, not to be satisfied as of the Closing Date, Seller shall disclose to Purchaser such breach as promptly as practicable following the date on which Seller obtained such knowledge.
5.05    Termination of Related Party Contracts. Seller and US Seller shall cause all Contracts between or among any Group Company, on the one hand, and Seller, US Seller or any Affiliate of Seller (other than another Group Company), including, without limitation, LogicNow Holding S.à r.l. Irish Branch, on the other hand (collectively, the “Related Party Contracts”), to be satisfied, terminated and of no further force or effect, effective as of the Closing; provided, that, the Related Party Contracts set forth on Schedule 5.05 shall not be terminated and shall continue in effect in accordance with their respective terms. Effective as of the Closing, there shall be no further obligations under any Related Party Contract on the part of the parties thereto.
5.06    Exclusive Dealing. From the date hereof until the earlier of the termination of this Agreement and the Closing Date, Seller and US Seller shall not, and shall cause each of the Group Companies and each of their respective Affiliates and their respective representatives not to, take any action to knowingly initiate, solicit or engage in discussions or negotiations with, or knowingly provide any information to, any Person (other than Purchaser and the Purchaser’s Representatives) concerning any purchase of the Shares or Units, directly or indirectly, or any merger, sale of all or substantially all of the assets, directly or indirectly, of the Group Companies or similar transactions involving the Group Companies (each such transaction, an “Acquisition Transaction”); provided, that, this Section 5.06 shall not apply to Seller or US Seller in connection with communications with its representatives related to the transactions contemplated by this Agreement. Seller and US Seller shall, and shall cause the Group Companies and their respective Affiliates and their respective representatives to, cease and cause to be terminated any existing discussions, communications or negotiations with any Person (other than Purchaser, US Purchaser and the Purchaser’s Representatives) conducted heretofore with respect to any Acquisition Transaction.
5.07    Release. Effective as of the Closing, each of Seller and US Seller, on behalf of itself and its respective Affiliates, hereby fully and unconditionally releases, acquits and forever discharges the current and former managers and directors of the Group Companies, Purchaser, US Purchaser and its Affiliates, and their respective former, current and future equityholders, controlling persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future equityholder, controlling person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing) from any and all manner of actions, causes of actions, claims, obligations, demands, damages, costs, expenses, compensation or other relief, whether known or unknown, whether in law or equity, arising out of or relating to or accruing from their relationship with the Group Companies prior to the Closing or the ownership or operation of the Group Companies prior to the Closing; provided, that, the foregoing shall not limit the Seller’s or US Seller’s rights under this Agreement.
5.08    Confidentiality. Neither Seller nor US Seller shall, at any time, directly or indirectly, use for any purpose, disclose, divulge, furnish, or make accessible to any Person any confidential or proprietary knowledge or information with respect to the Purchaser or US Purchaser (or their respective Affiliates) or the Group Companies including, without limitation, any knowledge or information relating to any of their respective management, operation, accounting, finances, marketing plans, customer information, and other specialized, technical or confidential information (“Confidential Information”). Seller and US Seller shall, and shall cause their respective Affiliates to, use reasonable best efforts to safeguard the secrecy of any Confidential Information. Notwithstanding the foregoing, Seller or US Seller may disclose Confidential Information if and only to the extent: (A) required by any request or Order of any Governmental Entity or (B) otherwise required by Law; provided that, in each case, Seller will first notify Purchaser of such requirement, permit Purchaser to contest such requirement if reasonably appropriate, and cooperate with Purchaser in limiting the scope of the proposed disclosure and/or obtaining appropriate further means for protecting the confidentiality of Confidential Information.. Notwithstanding anything herein to the contrary, the term “Confidential Information” does not include information that (a) is or becomes generally available to the public other than as a result of disclosure by Seller or US Seller or any of their respective Affiliates or representatives or (b) is or becomes available to Seller or US Seller on a non-confidential basis from a source other than Seller’s or US Seller’s respective Affiliates, Purchaser, US Purchaser, the Group Companies or any of their respective Affiliates or representatives, provided that such source would not reasonably believed to be bound by an obligation of confidentiality (whether by agreement, duty or otherwise) to Purchaser, US Purchaser, the Group Companies or their respective representatives or Affiliates.
5.09    280G Covenant. Prior to the Closing, Seller shall cause each of LogicNow S.A., LogicNow TopCo S.à r.l. and GFI Software Holdings, Ltd. to submit to its respective shareholders, for approval by a vote of such shareholders intended to meet the requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder (the “280G Shareholder Vote”), any such payments or other benefits that will, separately or in the aggregate, cause there to be “parachute payments” within the meaning of Section 280G of the Code and the Treasury Regulations thereunder (the “280G Payments”), such that, if the 280G Shareholder Vote is received approving the 280G Payments, such 280G Payments shall not cause there to be “excess parachute payments” under Section 280G of the Code and the Treasury Regulations thereunder. Prior to such 280G Shareholder Vote, Seller shall use its best efforts to obtain, from each person whom Seller reasonably believes to be with respect to Seller, US Seller or the Group Companies a “disqualified individual” (as defined in Section 280G of the Code and the Treasury Regulations thereunder) and who might otherwise receive or have the right or entitlement to receive a parachute payment under Section 280G of the Code, a written waiver pursuant to which such person agrees to waive any and all right or entitlement to such parachute payment, to the extent such payment would cause any payment not to be deductible pursuant to Section 280G of the Code. Such waivers shall cease to have any force or effect with respect to any item covered thereby to the extent the 280G Shareholder Vote for such item is obtained. Seller shall provide to Purchaser a copy of such waiver and any materials to be distributed to its shareholders pursuant to this Section 5.09 within a reasonable period of time prior to distribution to the disqualified individual or to the shareholders, as applicable, and such materials shall be subject to the prior review and comment of Purchaser. The Seller shall in good faith reflect in such waiver or shareholder materials any changes reasonably requested by Purchaser or its representatives. Prior to the Closing Date, Seller shall deliver to Purchaser written notice that either (a) the 280G Shareholder Vote was solicited and the shareholder approval was obtained with respect to any 280G Payments that were subject to the 280G Shareholder Vote, or (b) the shareholder approval of any 280G Payments was not obtained and as a consequence, such 280G Payments shall not be made or provided to any affected individual having executed a written waiver with respect thereto.
5.10    Assistance with Financing Efforts.
(a)    Each of Seller and US Seller shall use its commercially reasonable efforts, and shall cause each of the Group Companies and each of its and their respective officers, employees, advisors and other representatives to use its and their respective commercially reasonable efforts, to provide Purchaser and US Purchaser with all cooperation and assistance reasonably requested by Purchaser and US Purchaser in connection with the Debt Financing, including (i) participating in a reasonable number of meetings, presentations, sessions with actual and prospective lenders and purchasers, and sessions with rating agencies; (ii) assisting with the preparation of materials for rating agency presentations, lender and investor presentations, business projections and similar documents reasonably required in connection with the Debt Financing; (iii) furnishing Purchaser and US Purchaser and any actual and potential lenders and purchasers with such financial and other information regarding the Group Companies as may be reasonably requested by US Purchaser; (iv) facilitating the granting of a security interest (and perfection thereof) in collateral and obtaining releases of existing Liens; provided that any such security interests and releases of Liens shall be subject to the occurrence of the Closing; and (v) furnishing all documentation and other information required by a Governmental Entity under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001; provided, that (A) such requested cooperation does not unreasonably interfere with the ongoing operations of the Group Companies; (B) none of the Group Companies shall be required to pay or incur any commitment or other fee or expense or incur or assume any other Liability in connection with the Debt Financing prior to the Closing, except (i) to the extent contingent upon the Closing or (ii) in the case of expenses that are advanced or reimbursed by Purchaser or US Purchaser; (C) nothing in this Section 5.10(a) shall require cooperation to the extent that it would (x) cause any condition to Closing set forth in Sections 7.01 or 7.02 to not be satisfied or otherwise cause any breach of this Agreement or (y) reasonably be expected to conflict with or violate any Law; and (D) none of the officers or directors of any of the Group Companies who are not remaining in such position after the Closing shall be required to execute, deliver or enter into or perform any agreement, document or instrument, including any financing agreement, with respect to the Debt Financing or adopt any resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained. The Group Companies hereby consent to the use of their logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended to, or reasonably likely to, harm or disparage the Group Companies. Seller hereby expressly authorizes the use of the financial statements and other information provided hereunder for purposes of the Debt Financing.
(b)    Purchaser and US Purchaser shall promptly, following written request by Seller, reimburse Seller for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Seller or any of the Group Companies in connection with the cooperation of Seller and the Group Companies contemplated by this Section 5.10 and shall indemnify and hold harmless Seller, each of the Group Companies, and each of their respective directors, officers, managers, employees, stockholders, representatives and Affiliates, from and against any and all Liabilities suffered or incurred by them in connection with the arrangement of the Debt
Financing, except in the event such Liabilities arose out of or result from the gross negligence or willful misconduct of Seller, US Seller or their respective Subsidiaries.
(c)    For the avoidance of doubt, the Parties acknowledge and agree that the provisions contained in this Section 5.10, represent the sole obligation of the Group Companies and their respective officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives with respect to cooperation in connection with the arrangement of the Debt Financing.
5.11    Post-Closing Assistance. From and after the Closing, in the event that Seller or US Seller determines, or Purchaser so notifies Seller in writing that it has reasonably determined, that any of Seller, US Seller or any of their respective Affiliates is in possession of (i) any assets or properties used in the operations of the business of the Group Companies, (ii) any Company Intellectual Property or (iii) any books and records of the Group Companies, Seller shall cause such assets, properties, Company Intellectual Property and/or books and records to be delivered to Purchaser. For the avoidance of doubt, neither Seller, US Seller nor any of its Affiliates, shall have copies of or access to any Company Intellectual Property or the books and records of the Group Companies from and after the Closing, except as set forth in Section 6.01.
5.12    Insurance.
(a)    Seller and US Seller shall not, and prior to the Closing shall cause the Group Companies not to, take any action to modify, alter, or cancel any insurance policies where the first named insured is LogicNow, Inc., other than taking commercially reasonable actions to keep such coverage in place. All rights to such policies shall stay with LogicNow, Inc. as part of the transactions contemplated by this Agreement. Following the Closing, the Parties acknowledge that LogicNow, Inc. may cancel or modify these policies in any way, including without limitation removing insureds that are not part of the Group Companies.

(b)    Seller and US Seller acknowledge and agree that the Group Companies shall have the right to assert claims with respect to any claim against or loss to the Group Companies under property insurance policies, and liability insurance policies which are occurrence basis (and not claims made) policies, (collectively “Occurrence Basis Policies”) arising out of covered incidents occurring up until the Closing Date, to the extent that the terms and conditions of any such Occurrence Basis Policies so allow. Purchaser shall cause the Group Companies to reimburse Seller and US Seller for all of their reasonable out-of-pocket costs and expenses in connection with the foregoing. All recoveries in respect of such claims, to the extent they satisfy a claim against or loss to Group Companies shall be for the account of Group Companies, Purchaser and US Purchaser. The foregoing provision shall be interpreted in a manner that will maximize the transfer or vesting of rights of Group Companies to such insurance coverage.
(c)    Seller and US Seller shall not modify, alter, or cancel any Occurrence Basis Policies under which any Group Companies have rights to assert claims pursuant to this Section 5.12 in a manner that would adversely affect any such rights of the Group Companies.
(d)    Seller and US Seller shall (and prior to the Closing shall cause the Group Companies to) use their commercially reasonable efforts to cooperate with Purchaser and US Purchaser in their efforts to obtain any insurance coverage on the Group Companies, including by providing reasonable information and reasonable access to personnel and advisors of the Group Companies as may be reasonably requested by any insurance broker or insurance carrier in connection therewith, but not including any fees or premium relating to such insurance placements by Purchaser and/or US Purchaser. Purchaser and US Purchaser shall promptly, following written request by Seller, reimburse Seller for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Seller or any of the Group Companies in connection with the cooperation of Seller and the Group Companies contemplated by this Section 5.12(d).
(e)    Prior to the Closing Seller shall purchase (at Purchaser’s expense, not to exceed a net premium of $75,000) a one (1) year “tail” prepaid and noncancellable professional and cyber insurance policy, effective as of the Closing, providing for a period of one (1) year after the Closing, similar coverage and amounts, and containing terms and conditions that are no less advantageous to the insureds, than the comparable policy(ies) currently maintained by the Group Companies, US Seller and/or Seller; provided that in the event Seller is unable to purchase such policy, Purchaser shall be entitled to purchase such policy with an insurer of its choosing at its own expense. In the event of any covered matters or noticeable circumstances thereunder, Seller, US Seller, Purchaser and US Purchaser shall cooperate in order to allow access to that tail coverage by the Group Companies and their insureds.
(f)    Prior to the Closing Seller shall purchase (at Purchaser’s expense, not to exceed a net premium of $10,000) a two (2) year “tail” prepaid and noncancellable fiduciary liability insurance policy, effective as of the Closing, providing for a period of two (2) years after the Closing, similar coverage and amounts, and containing terms and conditions that are no less advantageous to the insureds, than the comparable policy(ies) currently maintained by the Group Companies, US Seller and/or Seller. In the event of any covered matters or noticeable circumstances thereunder, Seller, US Seller, Purchaser and US Purchaser shall cooperate in order to allow access to that tail coverage by the Group Companies and their insureds.
ARTICLE VI
COVENANTS OF PURCHASER
6.01    Access to Books and Records. From and after the Closing until the seven (7) year anniversary of the Closing Date, Purchaser shall, and effective as of the Closing, shall cause the Group Companies to, provide Seller and its authorized representatives with reasonable access (including for the purpose of examining), during normal business hours, upon reasonable advance written notice, to the books and records of the Group Companies with respect to periods or occurrences prior to or on the Closing Date, solely to the extent that Seller has a bona fide need to access such books and records to prepare financial statements of Seller or its applicable
Affiliates or with respect to any Tax audits, Tax Returns, insurance claims or other governmental investigations, and in each case, solely to the extent necessary to address such bona fide need and subject to confidentiality restrictions reasonably acceptable to Purchaser. Notwithstanding the foregoing, from and after the Closing, Purchaser shall, and effective as of the Closing, shall cause the Group Companies to, provide Seller and its authorized representatives the transition services set forth on Schedule 6.01 hereto for the duration specified therein; provided, the provision of such transition services do not unreasonably interfere with the business or operations of the Group Companies; provided, further that Seller shall promptly, following written request by Purchaser, reimburse Purchaser for any reasonable and documented out-of-pocket costs and expenses actually incurred by Purchaser.
6.02    Notification. From the date hereof until the earlier of the termination of this Agreement and the Closing Date, if after the date of this Agreement Purchaser has knowledge of any fact or condition that constitutes a breach of any representation or warranty made in Article IV or any covenant that, in each case, would cause the conditions set forth in Section 7.02(a) or Section 7.02(b), as applicable, not to be satisfied as of the Closing Date, Purchaser shall promptly disclose to Seller such breach as promptly as practicable following the date on which Purchaser obtained such knowledge.
6.03    Indemnification of Officers and Directors of the Company.
(a)    From and after the Closing, Purchaser shall cause each Group Company to, to the fullest extent permitted by applicable Law, honor the obligations of the Group Companies to indemnify, defend and hold harmless, and provide advancement of expenses to, each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing, an officer, director, manager or employee of a Group Company (each, a “D&O Indemnified Party”), against all losses, claims, damages, costs, expenses, Liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, Action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such Person is or was an officer, director, manager or employee of a Group Company, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Closing, whether asserted or claimed prior to, or at or after, the Closing (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) to the same extent that such Persons are indemnified or have the right to advancement of expenses as of the date hereof pursuant to the respective organizational documents of any Group Company or pursuant to the indemnification agreements to which such Persons are a party, if any, in existence on the date hereof and as set forth on Schedule 6.03(a).
(b)    For a period of six (6) years after the Closing and at all times subject to applicable Law, Purchaser shall not (and shall not cause or permit any Group Company or any of Purchaser’s other Subsidiaries or Affiliates to) amend or modify in any way adverse to the D&O Indemnified Parties, or to the beneficiaries thereof, the exculpation and indemnification provisions set forth in the organizational documents of the Group Companies.
(c)    Prior to the Closing Seller shall purchase (at Purchaser’s expense, not to exceed $100,000) a six (6) year “tail” prepaid and noncancellable directors’ and officers’ liability insurance policy, effective as of the Closing, providing for a period of six (6) years after the Closing, substantially similar coverage and amounts, and containing terms and conditions that are no less advantageous to the insured, than the comparable policy(ies) currently maintained by the Group Companies, US Seller and/or Seller. From and after the Closing, Purchaser shall (and/or shall cause the Group Companies to) continue to honor its obligations under any such insurance procured pursuant to this Section 6.03(c), and shall not cancel (or permit to be canceled) or take (or cause to be taken) any action or omission that would reasonably be expected to result in the cancellation thereof. In the event of any covered matters or noticeable circumstances thereunder, Seller, US Seller, Purchaser and US Purchaser shall cooperate in order to allow access to that tail coverage by the Group Companies and their insureds.
(d)    Purchaser shall cause the Group Companies to pay, all expenses, including attorneys’ fees, that may be incurred by the D&O Indemnified Parties, if successful, in enforcing the indemnity and other obligations provided for in this Section 6.03.
(e)    If Purchaser or any of its successors or permitted assigns proposes to (i) consolidate with or merge into any other Person and Purchaser shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made prior to or concurrently with the consummation of such transaction so that the successors and assigns of Purchaser shall, from and after the consummation of such transaction, honor the indemnification and other obligations set forth in this Section 6.03.
(f)    With respect to any indemnification obligations of the Group Companies pursuant to this Section 6.03, Purchaser hereby acknowledges and agrees that each of the Group Companies’ indemnification and advancement obligations pursuant to this Section

6.03 to an applicable D&O Indemnified Party are primary to any such obligation of Seller or U.S. Seller, whose obligations to such D&O Indemnified Party shall be secondary.
(g)    The provisions of this Section 6.03 shall survive the transactions contemplated hereby and (i) are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Party and his or her successors, heirs and representatives and shall be binding on all successors and assigns of Purchaser and the Group Companies and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.
6.04    Efforts to Consummate.
(a)    Subject to the terms and conditions contained herein, from the date hereof until the earlier of the termination of this Agreement and the Closing Date, each of Purchaser and US Purchaser shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement (including the satisfaction, but not waiver, of the Closing conditions set forth in Article VII). The Parties acknowledge and agree that nothing contained in this Section 6.04 shall limit, expand or otherwise modify in any way any efforts standard explicitly applicable to any of Purchaser’s or US Purchaser’ obligations under this Agreement.
(b)    Notwithstanding anything herein to the contrary, Purchaser and US Purchaser shall, promptly after the date hereof and with Seller’s and US Seller’s reasonable cooperation and assistance, make or cause to be made all filings and submissions required to be made, if any, with applicable Governmental Entities, in connection with the consummation of the transactions contemplated herein. In connection with the consummation of the transactions contemplated herein, Purchaser, US Purchaser, Seller and US Seller shall, and shall cause their respective Affiliates to, promptly respond to any requests for additional information, including requests for production of documents and production of witnesses for interviews or depositions by any Governmental Entities. Notwithstanding anything herein to the contrary, Purchaser, US Purchaser, Seller and US Seller shall, and shall cause their respective Affiliates to, cooperate in good faith with any Governmental Entities and undertake promptly any and all reasonable action required to complete the transactions contemplated by this Agreement expeditiously and lawfully. Without limiting the generality of the foregoing, if a suit or other Action is threatened or instituted by any Governmental Entity or any other entity challenging the validity or legality or seeking to restrain the consummation of the transactions contemplated by this Agreement, each of Purchaser, US Purchaser, Seller and US Seller shall use its reasonable efforts to avoid, resist, resolve or, if necessary, defend such suit or Action. Purchaser, US Purchaser, Seller and US Seller shall diligently assist and cooperate with one another in preparing and filing any and all written, material communications that are to be submitted to any Governmental Entities in connection with the transactions contemplated hereby and in obtaining any governmental or third party consents, waivers, authorizations or approvals that may be required to be obtained in connection with the transactions contemplated hereby, which assistance and cooperation shall include: (i) timely furnishing to each other all information that counsel reasonably determines is required to be included in such documents or would be helpful in obtaining such required consent, waiver, authorization or approval; (ii) promptly providing one another with copies of all written, material communications to or from any Governmental Entity; provided, that, such copies may be redacted as necessary to address legal privilege or confidentiality concerns or to comply with applicable Law and portions of such copies that are competitively sensitive may be designated as “outside counsel only”; (iii) providing each other in advance, with a reasonable opportunity for comment thereon, drafts of any written, material communication to be submitted to a Governmental Entity in connection with the transactions contemplated hereby; and (iv) keeping each other reasonably informed of any material communication received in any form from a Governmental Entity in connection with the transactions contemplated hereby. Neither Purchaser or US Purchaser, on the one hand, nor Seller or US Seller, on the other hand, shall initiate, or participate in any meeting or discussion with any Governmental Entity with respect to any filings, applications, investigation, or other inquiry regarding transactions contemplated by this Agreement without giving the other Party reasonable prior notice of the meeting or discussion and, unless prohibited by the relevant Governmental Entity, the opportunity to attend and participate in such meeting or discussion.
6.05    Contact with Certain Person. From the date hereof until the Closing or the earlier termination of this Agreement, Purchaser and US Purchaser shall not, and shall cause their Affiliates and the Purchaser’s Representatives not to, contact or communicate with any current employees, customers, service providers or vendors of any Group Company (other than communications in the ordinary course of business with current or prospective customers, service providers or vendors of Purchaser, US Purchaser and their Affiliates) without prior consultation with, and the prior written approval of, Walter Scott, not to be unreasonably withheld, conditioned or delayed.
6.06    Employee Matters.
(a)    For purposes of eligibility, vesting, level of benefits and benefit accrual under any employee benefit plans (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), programs, human resources or other policies, contracts, fringe benefits, or arrangements (whether written or unwritten) of Purchaser or its Affiliates, and for any other service-related entitlements, Purchaser and its Affiliates shall give each employee of the Group Companies who remains employed with any of the Group Companies as of the Closing Date (each, a “Continuing Employee”) full credit for such Continuing Employee’s service with Seller and its Affiliates (as well as service with any predecessor employer, to the extent service with the predecessor employer is recognized by the Employee Benefit Plans immediately prior to the Closing Date) to the same extent recognized by Seller or its Affiliates immediately prior to the Closing Date, except to the extent that such credit would result in duplication of benefits and except that benefit accrual will not be provided under any defined benefit pension plan. Seller and US Seller shall cooperate with, and take such actions as reasonably requested by Purchaser or US Purchaser, to amend, terminate, merge, freeze or otherwise modify any and all Employee

Benefit plans including, if requested by Purchaser, terminating all Employee Plans intended to include a Code Section 401(k).
(b)    With respect to any Continuing Employee whose employment is terminated by Purchaser or any of its Affiliates within the one (1) year period immediately following the Closing Date, Purchaser shall provide, or shall cause its Affiliates to provide, severance benefits to such Continuing Employee in exchange for a general release, which shall be determined and payable in accordance with either (i) the severance benefit plan or agreement maintained by Seller or any of its Affiliates for the benefit of such Continuing Employee immediately prior to the Closing Date (if and only if such plan or agreement was made available to Purchaser prior to the Closing) or (ii) the severance benefit plan maintained for similarly situated employees of Purchaser and its Affiliates at the time of such Continuing Employee’s termination of employment, whichever is more favorable to the Continuing Employee, in each case taking into account all service with Seller, Purchaser and their respective Affiliates in determining eligibility for severance benefits and the amount of severance benefits payable.
(c)    This Section 6.06 shall be binding upon and inure solely to the benefit of each of the Parties; nothing in this Section 6.06, expressed or implied, is intended to confer upon any other person any rights or remedies of any nature whatever; and no provision of this Section 6.06 will create any third party beneficiary rights in any current or former employee, officer or director of the Group Companies in respect of continued employment or any other matter. This Section 6.06 shall not be considered, or deemed to be, an amendment to any Employee Benefit Plan or any compensation or benefit plan, program, agreement or arrangement of Purchaser or any of its Affiliates. Nothing in this Section 6.06 shall obligate Purchaser or any of its Affiliates (including the Group Companies) to continue to employ any Continuing Employee for any specific period of time following the Closing Date.
6.07    Purchaser’s Solvency. If Purchaser is obtaining financing from a third party in connection with the transactions contemplated hereby, Purchaser shall furnish or cause to be furnished to Seller copies of any solvency opinions or similar materials obtained by Purchaser from third parties in connection with the financing of the transactions contemplated by this Agreement, to the extent contractually permitted by the issuer of such opinion. Purchaser shall use commercially reasonable efforts to cause the Persons issuing any such solvency opinions to allow Seller to rely thereon.
6.08    R&W Insurance Policy. At or before Closing, Purchaser shall use commercially reasonable efforts to obtain and bind the R&W Insurance Policy. The R&W Insurance Policy shall provide that the insurer shall waive and not pursue any subrogation rights against Seller or US Seller, except in instances of actual fraud. From and after the date hereof until Closing, Seller shall cause the Group Companies to use their commercially reasonable efforts to cooperate with Purchaser (at Purchaser’s sole cost and expense) in its efforts to obtain the R&W Insurance Policy, including by providing reasonable information and reasonable access to executive personnel and advisors of the Group Companies as may be reasonably requested by any insurance broker or insurance carrier in connection therewith.

6.09    Financing.
(a)    Prior to the Closing, US Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to consummate and obtain the Debt Financing and the Equity Financing on the terms and conditions described in the Debt Commitment Letters and Equity Commitment Letters, respectively, including using reasonable best efforts to (i) maintain in effect the Debt Commitment Letters and Equity Commitment Letters, (ii) negotiate and enter into definitive agreements with respect to the Debt Commitment Letters on the terms and subject to the conditions contemplated by the Debt Commitment Letters or on other terms acceptable to US Purchaser that would not reasonably be expected to delay or prevent the funding of the Debt Financing on the Closing Date, (iii) satisfy on a timely basis all conditions applicable to US Purchaser that are within its control in order for US Purchaser to obtain, upon the satisfaction or waiver of the conditions set forth in Section 7.01, the Equity Financing set forth in the Equity Commitment Letters and the Debt Financing set forth in the Debt Commitment Letters, as applicable, (iv) cause the Debt Financing Sources to fund the Debt Financing on the Closing Date in accordance with the Debt Commitment Letters upon the satisfaction or waiver of the conditions set forth in Section 7.01, and (v) cause the Equity Financing Sources to fund the Equity Financing on the Closing Date in accordance with the Equity Commitment Letters upon the satisfaction or waiver of the conditions set forth in Section 7.01.
(b)    US Purchaser shall give the Seller prompt written notice of (i) any actual breach of, or repudiation or termination of any portion of, the Financing Commitment Letters of which US Purchaser becomes aware, (ii) the occurrence of any event or circumstance of which Purchaser becomes aware which would cause any portion of the Debt Financing or the Equity Financing to become unavailable as a result of the failure of a condition precedent to the funding thereof, and (iii) the receipt, on or prior to the Closing Date, of any notice or other communication in writing from any Financing Source, as applicable, with respect to (x) any actual breach, default, termination or repudiation by any party to any Financing Commitment Letter and (y) any material dispute or disagreement (other than with respect to ordinary course negotiations) between or among any parties to any Financing Commitment Letter. If any portion of the Debt Financing becomes unavailable in the manner or from the sources contemplated in any Debt Commitment Letter, US Purchaser shall, as promptly as practicable, use its reasonable best efforts to arrange to obtain alternative financing from alternative sources on terms that are no less favorable to US Purchaser than the terms contained in such Debt Commitment Letter in an amount sufficient (after giving effect to any cash on hand of US Purchaser or its subsidiaries, availability under US Purchaser’s revolving credit facility and/or additional equity financing) to consummate the transactions contemplated by this Agreement and on terms and conditions that comply with Section 6.09(c) below (it being understood, for the avoidance of doubt, that US Purchaser shall have no obligation to seek the Equity Financing from any source other than the Equity Financing Sources or in any amount in excess of that contemplated by each respective Equity Commitment Letter). US Purchaser shall keep the Seller reasonably informed of the status of its efforts to consummate the Financing, including any alternative financing as contemplated in this

Section 6.09 (except as could require US Purchaser to disclose information subject to attorney-client privilege or attorney work-product privilege).
(c)    Notwithstanding anything contained in any provision of this Agreement, US Purchaser shall have the right from time to time to amend, restate, replace, supplement or otherwise modify, or waive any of its rights under, the Debt Commitment Letters and/or substitute other debt or equity financing for all or any portion of the Debt Financing from the same and/or alternative financing sources; provided, that any such amendment, restatement, replacement, supplement or other modification to or waiver of any provision of the Debt Commitment Letter that amends the Debt Financing and/or substitution of all or any portion of the Debt Financing shall not, without the prior written consent of Seller, (i) reduce the aggregate amount of the Debt Financing contemplated to be funded on the Closing Date (including by changing the amount of fees to be paid or original issue discount of the Debt Financing contemplated to be funded on the Closing Date) below the amount sufficient (after giving effect to any cash on hand of US Purchaser or its subsidiaries, availability under US Purchaser’s revolving credit facility and/or additional equity financing) to consummate the transactions contemplated by this Agreement or (ii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the Debt Financing in a manner that would be reasonably likely to prevent or delay the funding of the Debt Financing. US Purchaser shall promptly deliver to the Seller true and complete copies of any such amendment, restatement, replacement, supplement, modification, substitution or waiver; provided that US Purchaser may replace, amend, supplement or modify the Debt Commitment Letters for the purpose of adding agents, co-agents, lenders, purchasers, arrangers, joint bookrunners or other Persons that have not executed the Debt Commitment Letters as of the date hereof, in each case in accordance with the Debt Commitment Letters as of the date hereof so long as such replacement, amendment, supplement or modification is otherwise in compliance with this Section 6.09(c). If any Debt Commitment Letter is replaced, amended, supplemented or modified, including as a result of obtaining alternative financing in accordance with Section 6.09(b), or if US Purchaser substitutes other debt or equity financing for all or any portion of the Debt Financing in accordance with this Section 6.09, US Purchaser shall comply with its obligations in this Agreement, including this Section 6.09, with respect to such Debt Commitment Letter as so replaced, amended, supplemented or modified to the same extent that US Purchaser were obligated to comply prior to such Debt Commitment Letter being replaced, amended, supplemented or modified.
(d)    For purposes of this Agreement (other than with respect to representations made by US Purchaser as of the date hereof), references to (i) “Debt Financing” shall include the financing contemplated by the Debt Commitment Letters as permitted to be amended, modified, supplemented, restated, replaced or substituted by Section 6.09(c), (ii) “Debt Commitment Letters” shall also include any amendment, modification, restatement, supplement and replacement or substitution permitted by Section 6.09(c) and (iii) “Debt Financing Sources” shall include lenders, purchasers and other financing sources (including underwriters, placement agents and initial purchasers) providing the Debt Financing pursuant to any amendment, modification, restatement, supplement and replacement permitted by Section 6.09(c).

ARTICLE VII

CONDITIONS TO CLOSING
7.01    Conditions to Purchaser’s Obligation. The obligation of Purchaser and US Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or, if permitted by applicable Law, waiver by Purchaser in writing) of the following conditions as of the Closing:
(a)    (i) The Seller Fundamental Representations qualified as to “materiality” or “Material Adverse Effect” shall be true and correct in all respects at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date), (ii) all other Seller Fundamental Representations shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date), (iii) the representations and warranties of Seller contained in Section 3.04 (Capitalization) (other than the representation and warranty contained in the second sentence thereof to the extent such representation and warranty speaks to any immaterial Subsidiary of the Company, in which case, such sentence must only be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date) and Section 3.05 (Ownership of the Shares) shall be true and correct in all but de minimis respects at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date), and (iv) all other representations and warranties of Seller contained in Article III of this Agreement shall be true and correct (without giving effect to any qualification as to “materiality” or “Material Adverse Effect” set forth therein, other than with respect to Section 3.07 (except Section 3.07(a)(i)) and other than to the extent that such “materiality” or “Material Adverse Effect” qualifier defines the scope of items or matters disclosed in the Schedules) at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct (giving effect to the applicable exceptions set forth in the Schedules but without giving effect to any qualification as to “materiality” or “Material Adverse Effect” set forth therein (other than with respect to Section 3.07 (except Section 3.07(a)(i)) and other than to the extent that such “materiality” or “Material Adverse Effect” qualifier defines the scope of items or matters disclosed in the Schedules)) has not had, and would not reasonably be expected to have, a Material Adverse Effect;
(b)    Seller and US Seller shall have performed and complied with in all material respects all of the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing;
(c)    No Order of any Governmental Entity located in Luxembourg, the Netherlands, the United Kingdom or the United States shall have been entered that would prevent or otherwise materially limit or restrain the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded;
(d)    Seller shall have delivered to Purchaser each of the following:
(i)    a certificate of an authorized officer of Seller in his or her capacity as such, dated as of the Closing Date, stating (A) that the conditions specified in Section 7.01(a) and 7.01(b) have been satisfied; and (B) that attached thereto are (1) to the extent required by the certificates of incorporation or bylaws (or equivalent organizational documents) or Law, true and complete copies of resolutions of the boards of directors (or equivalent governing bodies) of Seller, US Seller, LogicNow S.A. and LogicNow TopCo S.à r.l., approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby and certifying that such resolutions were duly adopted, have not been amended or rescinded and are in full force and effect, and (2) to the extent required by the certificates of incorporation or bylaws (or equivalent organizational documents) or Law, resolutions of the requisite majority of the equityholder(s) of Seller, US Seller, LogicNow S.A. and LogicNow TopCo S.à r.l., approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby and certifying that such resolutions were duly adopted, have not been amended or rescinded and are in full force and effect;
(ii)    duly executed letters of resignation, effective as of the Closing, of each director and officer of any Group Company, except for those listed on Schedule 7.01(d)(ii);
(iii)    a counterpart to the Escrow Agreement duly executed by Seller and the Escrow Agent;
(iv)    immediately prior to the Closing, customary payoff letters in respect of any Indebtedness for borrowed money and Lien releases in respect of any collateral pledged to support the obligations of the Group Companies under any such Indebtedness;
(v)    a copy of IRS Form 8832 filed by the Seller and Company prior to the Closing (including proof of mailing), with an effective date which is prior to the Closing Date, electing to change the Company’s tax classification for U.S. federal income tax purposes from a corporation to a disregarded entity pursuant to Treasury Regulation Section 301.7701-3(c)(1)(i); and
(vi)    a counterpart to the Restrictive Covenant Agreement in substantially the form attached hereto as Exhibit D (the “Restrictive Covenant Agreement”), duly executed and delivered by each Person set forth on Schedule 7.01(d)(vi).
(e)    No change, effect, event, occurrence, state of facts or development shall have occurred since the date hereof that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

7.02    Conditions to Seller’s Obligation. The obligation of Seller and US Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or, if permitted by applicable Law, waiver by Seller in writing) of the following conditions as of the Closing Date:
(a)    (i) The Purchaser Fundamental Representations shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date) and (ii) all other representations and warranties contained in Article IV of this Agreement shall be true and correct (without giving effect to any qualification as to “materiality” or “Purchaser Material Adverse Effect” set forth therein) at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Purchaser Material Adverse Effect” set forth therein) has not had, and would not reasonably be expected to have, a Purchaser Material Adverse Effect;
(b)    Purchaser and US Purchaser shall have performed and complied with in all material respects all the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing;
(c)    No Order of any Governmental Entity located in Luxembourg, the Netherlands, the United Kingdom or the United States shall have been entered that would prevent or otherwise materially limit or restrain the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded;
(d)    Purchaser shall have delivered to Seller each of the following:
(i)    a certificate of an authorized officer of Purchaser in his or her capacity as such, dated as of the Closing Date, stating that the conditions specified in Section 7.02(a) and Section 7.02(b) have been satisfied;
(ii)    copies of the resolutions duly adopted by Purchaser’s and US Purchaser’s respective boards of directors authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby; and
(iii)    a counterpart to the Escrow Agreement duly executed by Purchaser.
ARTICLE VIII
INDEMNIFICATION
8.01    Survival. The Parties, intending to modify any applicable statute of limitations, agree that (a) the representations and warranties of Seller, US Seller, Purchaser and US Purchaser contained in this Agreement or in any certificate delivered by Seller, US Seller,

Purchaser or US Purchaser pursuant hereto shall terminate effective as of the Closing and shall not survive the Closing for any purpose, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any Party or any of their respective Affiliates in respect thereof, in each case other than in the event of actual fraud and (b) after the Closing, there shall be no liability on the part of, nor shall any claim be made by, any Party or any of their respective Affiliates in respect of any covenant or agreement to be performed at or prior to the Closing other than in the event of actual fraud.
ARTICLE IX
TERMINATION
9.01    Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    by the mutual written consent of Purchaser and Seller;
(b)    by Purchaser, if any of the representations or warranties of Seller set forth in Article III shall not be true and correct, or if Seller or US Seller has failed to perform any covenant or agreement on the part of Seller or US Seller set forth in this Agreement (including an obligation to consummate the Closing), in each case, such that the conditions to the Closing set forth in either Section 7.01(a) or Section 7.01(b) would not (in the absence of a waiver) be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, are not cured within twenty (20) Business Days after written notice thereof is delivered to Seller; provided, that, Purchaser and US Purchaser are not then in breach of this Agreement such that the conditions to the Closing set forth in either Section 7.02(a) or Section 7.02(b) would not (in the absence of a waiver) be satisfied;
(c)    by Seller, if any of the representations or warranties of Purchaser set forth in Article IV shall not be true and correct, or if Purchaser or US Purchaser has failed to perform any covenant or agreement on the part of Purchaser or US Purchaser set forth in this Agreement (including an obligation to consummate the Closing), in each case, such that the conditions to the Closing set forth in either Section 7.02(a) or Section 7.02(b) would not (in the absence of a waiver) be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, are not cured within twenty (20) Business Days after written notice thereof is delivered to Purchaser; provided, that, Seller and US Seller are not then in breach of this Agreement such that the conditions to the Closing set forth in either Section 7.01(a) or Section 7.01(b) would not (in the absence of a waiver) be satisfied; provided, further, that the failure to deliver the Closing Consideration at the Closing (or the date on which the Closing would have occurred but for the breach of this Agreement by Purchaser or US Purchaser) as required hereunder shall not be subject to cure hereunder; or
(d)    by Purchaser or Seller, if the transactions contemplated by this Agreement shall not have been consummated on or prior to July 31, 2016 (the “Outside Date”) and the Party seeking to terminate this Agreement pursuant to this Section 9.01(d) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Outside Date; provided, that, if any Party brings any Action pursuant to Section 12.17 to enforce specifically the performance of the terms and provisions hereof by any other Party, the Party against whom such Action is brought shall not be entitled to terminate the Agreement pursuant to this Section 9.01(d) during the pendency of such Action to the extent set forth in Section 12.17(b).
9.02    Effect of Termination. In the event this Agreement is terminated by either Purchaser or Seller as provided above, the provisions of this Agreement shall immediately become void and of no further force and effect (other than Section 5.10(b) and Section 5.12(d), Article IX and Article XII (and the applicable defined terms referred to in the foregoing), each of which shall survive the termination of this Agreement), and there shall be no liability on the part of either Purchaser and US Purchaser on the one hand or Seller and US Seller on the other hand to one another pursuant to this Agreement; provided, that, no such termination shall relieve any Party from any liability or damages resulting from a willful or intentional breach prior to such termination of any of such Party’s representations, warranties, covenants or agreements set forth in this Agreement. For all purposes of this Agreement, (x) the failure of Purchaser and US Purchaser to consummate the Closing for any reason when required pursuant to the terms of this Agreement (provided, that Seller and US Seller shall first have irrevocably committed in writing to Purchaser and US Purchaser that Seller and US Seller are prepared to immediately consummate the Closing) and/or to make the payments for the benefit of Seller and US Seller or any other Person pursuant to Article I and Article II for any reason when required pursuant to the terms of this Agreement, shall, in each case, be a willful and intentional breach of this Agreement by Purchaser and US Purchaser that, if not cured within two (2) Business Days of notice of such breach having been provided to Purchaser and US Purchaser, (i) is not capable of being cured, (ii) has prevented consummation of the transactions contemplated hereby, and (iii) gives rise to Seller and US Seller’s termination right pursuant to Section 9.01(c); and (y) the failure of Seller and US Seller to consummate the Closing for any reason when required pursuant to the terms of this Agreement (provided, that Purchaser and US Purchaser shall first have irrevocably committed in writing to Seller and US Seller that Purchaser and US Purchaser are prepared to immediately consummate the Closing) shall be a willful and intentional breach of this Agreement by Seller and US Seller that, if not cured within two (2) Business Days of notice of such breach having been provided to Seller and US Seller, (i) is not capable of being cured, (ii) has prevented consummation of the transactions contemplated hereby, and (iii) gives rise to Seller and US Seller’s termination right pursuant to Section 9.01(b). No termination of this Agreement shall affect the obligations contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.
ARTICLE X
ADDITIONAL COVENANTS
10.01    Schedules.

(a)    All Schedules are incorporated herein and expressly made a part of this Agreement as though completely set forth herein. All references to this Agreement contained herein or in the Schedules shall be deemed to refer to this entire Agreement, including all Schedules. Capitalized terms used in the Schedules and not otherwise defined therein have the meanings given to them in this Agreement.
(b)    The Schedules are separately numbered to correspond to the sections of this Agreement. Any item disclosed in any part, subpart, section or subsection of the Schedules referenced by a particular section or subsection in this Agreement shall be deemed to have been disclosed with respect to every other section and subsection in this Agreement to which it would be reasonably apparent to a reader without independent knowledge of the matter being disclosed that such item is applicable.
(c)    Any information, matter, document or item disclosed or referenced in, or attached to, the Schedules shall not (i) be used as a basis for interpreting the terms “material”, “Material Adverse Effect” or other similar terms in this Agreement or to establish a standard of materiality, (ii) represent a determination that such information, matter, document or item did not arise in the ordinary course of business, (iii) be deemed or interpreted to expand the scope of Seller’s or US Seller’s on the one hand or Purchaser’s or US Purchaser’s on the other hand respective representations and warranties, obligations, covenants, conditions or agreements contained herein, (iv) constitute, or be deemed to constitute, an admission of liability or obligation regarding such matter, (v) represent a determination that the consummation of the transactions contemplated by this Agreement requires the consent of any Person, (vi) constitute, or be deemed to constitute, an admission to any Person concerning such information, matter, document or item or (vii) constitute, or be deemed to constitute, an admission or indication by Seller or US Seller on the one hand or Purchaser or US Purchaser on the other hand that such item meets any or all of the criteria set forth in this Agreement for inclusion in the Schedules.
(d)    No reference in the Schedules to any Contract shall be construed as an admission or indication to any Person who is not a Party to this Agreement that such Contract is enforceable or currently in effect or that there are any obligations remaining to be performed or any rights that may be exercised under such Contract. No disclosure in the Schedules relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred.
(e)    From time to time after the date hereof until the Closing, Seller shall have the right to deliver to Purchaser such supplements or updates to the Schedules as may be necessary in order to reflect any matter arising after the date of this Agreement and prior to the Closing that is necessary to be disclosed in order to make any representation or warranty made by Seller in Article III of this Agreement true and correct as of the Closing Date as though made on and as of the Closing Date; provided, that the contents of any such supplements or updates to the Schedules will not reduce or limit Purchaser’s or US Purchaser’s rights under this Agreement (including under Article IX) and will be disregarded for the purposes of determining whether the condition to Closing set forth in Section 7.01(a) has been satisfied.
10.02    Certain Taxes and Fees.
(a)    All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid by Purchaser when due and Purchaser shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges.
10.03    Tax Elections. Neither Purchaser, US Purchaser nor any Affiliate thereof shall make an election under Section 338 of the Code or any similar provision of foreign, state or local law in respect of the purchase and sale of the Shares or the Units or the other transactions contemplated by this Agreement.
10.04    Tax Sharing Agreement. The Seller shall cause all Tax allocation, Tax sharing and Tax indemnity agreement between or among any Group Company, on the one hand, and Seller or any Affiliate of Seller (other than another Group Company; provided that with respect to any such agreements between Group Companies, Seller shall cause any unpaid obligations thereunder to be paid in full prior to the Closing) on the other hand to be terminated as of the Closing Date, and shall ensure that such agreements are of no further force or effect as to any Group Company on and after the Closing Date and that there shall be no further liabilities or obligations imposed on any of the Group Companies under such agreements.
10.05    US Purchaser Guarantee.
(a)    The Guarantee. US Purchaser hereby irrevocably and unconditionally guarantees to Seller and US Seller, Purchaser’s obligations contained in this Agreement in accordance with the terms and conditions set forth herein, including the due and punctual payment of all monetary obligations (including the payment of the Purchase Price, fees hereunder and indemnification obligations of Purchaser pursuant to this Agreement). In case of the failure of Purchaser punctually to pay any such monetary obligation, US Purchaser hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, and as if such payment were made by Purchaser.
(b)    Guarantee Unconditional. US Purchaser hereby agrees that its obligations hereunder shall be as principal and not merely as surety, and shall be absolute, irrevocable and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of this Agreement, any failure to enforce the provisions of this Agreement, the recovery of any judgment against Purchaser or any action to enforce the same, or any other circumstances which may otherwise constitute a legal or equitable discharge of a surety or guarantor. US Purchaser hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger, insolvency or bankruptcy of Purchaser, any right to require a proceeding first against Purchaser, protest or notice with respect to any obligations guaranteed pursuant to Section 10.05(a) and all demands whatsoever, and covenants that the obligations under this Section 10.05 will not be discharged except by payment in full of any obligations guaranteed pursuant to Section 10.05(a).
(c)    Reinstatement. The guarantees in this Section 10.05 shall continue to be effective or be reinstated, as the case may be, if at any time payment of any obligations guaranteed pursuant to Section 10.05(a), in whole or in part, is rescinded or must otherwise be restored to Purchaser or US Purchaser upon the bankruptcy, liquidation or reorganization of Purchaser or otherwise.
(d)    Subrogation. US Purchaser shall be subrogated to all rights of Seller and US Seller against Purchaser in respect of any amounts paid to Seller or US Seller by US Purchaser pursuant to the provisions of this Section 10.05; provided, however, that US Purchaser shall not be entitled to enforce, or to receive any payments arising out of or based upon, such right of subrogation until the obligations guaranteed pursuant to Section 10.05(a), when and as the same shall become due and payable according to the terms of this Agreement shall have been paid in full.
(e)    Financial Capacity. Assuming the consummation of the Debt Financing and the Equity Financing, US Purchaser has, and will have, the financial capacity to pay and perform its obligations under this Section 10.05, including payment and satisfaction of obligations guaranteed pursuant to Section 10.05(a). US Purchaser’s direct and indirect holding companies do not engage in any business or own any material assets (other than the equity securities of their respective direct Subsidiaries). US Purchaser shall not, from the date hereof until the satisfaction of all obligations hereunder, make any material distributions, material dividends or other material payment (including in redemption of its securities) to its direct or indirect holding companies or any controlling Affiliates of such holding companies (it being understood, for the avoidance of doubt, that payments to Subsidiaries of the US Purchaser shall not be prohibited hereunder).
(f)    Termination. Notwithstanding anything to the contrary herein, including Section 10.05(c), US Purchaser’s obligations under this Section 10.05 shall terminate following the determination of Final Consideration and the satisfaction in full of Purchaser’s obligations (if any) pursuant to Section 1.04(b).
ARTICLE XI
DEFINITIONS
11.01    Definitions. The following terms when used herein shall have the respective meanings set forth below:
“Accounting Principles” means GAAP applied in a manner consistent with the accounting principles, methods and practices utilized in preparing the audited financial statements of the Group Companies at December 31, 2015.

“Action” means any legal action, suit, arbitration, claim or proceeding (whether federal, state, local or foreign).
“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise; provided that, under no circumstances, shall any “portfolio company” (as such term is customarily used in the private equity industry) of any fund affiliated with Silver Lake Group, L.L.C. or Thoma Bravo, LLC be considered an “Affiliate” of US Purchaser or any of its Subsidiaries.
“Base Consideration” means $488,000,000.
“Business Day” means any day other than a Saturday or Sunday or another day on which banking institutions in New York, New York or Amsterdam, the Netherlands are obligated by Law to close.
“Cash” means, with respect to the Group Companies, as of the Reference Time (but before taking into account the consummation of the transactions contemplated hereby), all cash, cash equivalents and marketable securities held by any Group Company at such time and determined in accordance with Accounting Principles, whether or not kept “on site” or held in deposit, checking, savings, brokerage or other accounts or in any safety deposit box or other storage device. For avoidance of doubt, Cash shall (a) be calculated net of issued but uncleared checks and drafts written or issued by any Group Company as of the Reference Time, (b) include checks and drafts received by the Group Companies or deposited for the account of the Group Companies, (c) shall be calculated net of any Taxes that actually would be incurred as a result of repatriation (whether by means of dividend, distribution, loan or other method) of such Cash from the Group Companies (other than the Company) to the Company in the most Tax efficient manner possible and (d) include restricted cash relating to deferred payments in respect of prior acquisitions of MAC-MSP LLC, mailWatch, LLC and iScan Online, Inc.
“Civil Law Notary” means Mr. W.H. Bossenbroek, civil law notary of NautaDutilh N.V. in Amsterdam, the Netherlands, or any of his substitutes, deputies or successors in office.
“Civil Law Notary’s Bank Account” means the following non-exclusive notarial quality non-interest bearing account (notariële kwaliteitsrekening) held with ABN AMRO Bank N.V., Rotterdam branch, Coolsingel 119, 3000 DD Rotterdam, the Netherlands, under the name Kwaliteitsrekening Notarissen Amsterdam NautaDutilh N.V.: with BIC code: ABNANL2A and IBAN account number: NL56ABNA0415769779.
“Closing Consideration” means the Closing Shares Consideration plus the Units Consideration.
“Closing Shares Consideration” means (a) the Base Consideration, minus (b) the amount of Estimated Indebtedness, plus (c) the Estimated Net Working Capital Adjustment (which Estimated Net Working Capital Adjustment may be a positive or negative number, if any), plus (d) the amount of Estimated Cash, minus (e) the Escrow Fund.

“Closing Net Working Capital Adjustment” is computed as follows, if (a) the Net Working Capital is greater than the Target Net Working Capital High End, then the Closing Net Working Capital Adjustment is equal to the Net Working Capital minus the Target Net Working Capital High End, or if (b) the Net Working Capital is between the Target Net Working Capital High End and the Target Net Working Capital Low End, then the Closing Net Working Capital Adjustment is equal to zero, or if (c) the Net Working Capital is less than the Target Net Working Capital Low End, then the Closing Net Working Capital Adjustment is equal to the Net Working Capital minus the Target Net Working Capital Low End (which will be a negative number).
“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state law.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Intellectual Property” means any and all Intellectual Property used by the Group Companies, held for use in or necessary to the conduct of the Group Companies’ business as now conducted.
“Company Products” means all products (including Software) and services (including Software as a service) developed (including products and services for which development is ongoing), including any plugins, libraries and APIs, manufactured, deployed, made commercially available, marketed, distributed, provided, hosted, supported, sold, offered for sale, imported or exported for resale, or licensed out by or on behalf of the Group Companies since their respective inceptions, or with respect to which the Group Companies currently intends to do the same.
“Company Owned Intellectual Property” means any and all Intellectual Property that is owned, purported to be owned (in each case whether owned singularly or jointly with a third party or parties), or filed by, assigned to or held in the name of, or exclusively licensed to, the Group Companies.
“Company Registered IP” means any and all Company Owned Intellectual Property that has been registered, filed, certified or otherwise perfected or recorded with or by any Governmental Entity or quasi-public legal authority (including domain name registrars), or any applications for any of the foregoing.
“Confidentiality Agreement” means the letter agreement, dated April 3, 2015, by and between SolarWinds, Inc. and GFI Software S.A.
“Contract” means any legally binding agreement, contract, arrangement, lease, loan agreement, security agreement, license, indenture or other similar instrument or obligation to which the party in question is a party, other than any Employee Benefit Plan.
“Deed of Transfer” means that certain notarial deed of transfer in respect of the sale and transfer of the Shares substantially in the form attached hereto as Exhibit B.

“Employee Benefit Plan” means, other than any plan mandated by applicable Laws or any government-sponsored plan, program or arrangement, (a) an “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), (b) a stock bonus, stock purchase, stock option, restricted stock, stock appreciation right or similar equity-based plan or (c) any other equity, employment, change of control, severance, deferred-compensation, retirement, profit sharing, retention, bonus, incentive or fringe benefit plan, policy, program, agreement or arrangement maintained, sponsored, contributed to or participated in by any of the Group Companies or any of their ERISA Affiliates for the benefit of any current or former officer, employee or director of the Group Companies or for which the Group Companies or any of their ERISA Affiliates may reasonably be expected to have any material liability.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means any subsidiary of a Group Company and any affiliate or business, whether or not incorporated, that together with any Group Company would be deemed to be a “single employer” within the meaning of Sections 414(b), (c), (m) or (o) of the Code.
“Escrow Agent” means Citibank, N.A.
“Escrow Agreement” means that certain escrow agreement substantially in the form attached hereto as Exhibit C.
“Escrow Fund” means an amount equal to $1,000,000, which shall be deposited with the Escrow Agent pursuant to the terms of the Escrow Agreement.
“Estimated Net Working Capital Adjustment” is computed as follows, if (a) the Estimated Net Working Capital is greater than the Target Net Working Capital High End, then the Estimated Net Working Capital Adjustment is equal to the Estimated Net Working Capital minus the Target Net Working Capital High End, or if (b) the Estimated Net Working Capital is between the Target Net Working Capital High End and the Target Net Working Capital Low End then the Estimated Net Working Capital Adjustment is equal to zero, or if (c) the Estimated Net Working Capital is less than the Target Net Working Capital Low End, then the Estimated Net Working Capital Adjustment is equal to the Estimated Net Working Capital minus the Target Net Working Capital Low End (which will be a negative number).
“Final Consideration” means the Final Shares Consideration plus the Units Consideration.
“Final Shares Consideration” means (a) the Base Consideration, minus (b) the amount of Indebtedness as finally determined pursuant to Section 1.03, plus (c) the Closing Net Working Capital Adjustment (which Closing Net Working Capital Adjustment may be a positive or negative number, if any), plus (d) the amount of Cash as finally determined pursuant to Section 1.03, minus (e) the Escrow Fund.
“GAAP” means United States generally accepted accounting principles consistently applied. With respect to the computations pursuant to Section 1.02 and Section 1.03, GAAP shall be as in effect as of the Reference Time.

“Governmental Entity” means any federal, national, state, foreign, provincial, local or other government or any governmental, regulatory, administrative or self-regulatory authority, agency, bureau, board, commission, court, judicial or arbitral body, department, political subdivision, tribunal or other instrumentality thereof.
“Group Company(ies)” means the Company, its direct and indirect Subsidiaries and the US Company.
“Inbound Intellectual Property Contracts” means Contracts to which any Group Company is a party and pursuant to which any Person has licensed or sublicensed any Intellectual Property to the Group Companies.
“Indebtedness” means, as of any particular time with respect to the Group Companies, without duplication, (a) the unpaid principal amount of, and any accrued interest on, all indebtedness for borrowed money (excluding all intercompany indebtedness between or among the Group Companies), (b) any deferred payments for the purchase price of property or assets other than (i) any such deferred payments explicitly included as liabilities on Exhibit A, (ii) any such deferred payments in respect of prior acquisitions of MAC-MSP LLC, mailWatch, LLC or iScan Online, Inc., and (iii) any trade payables incurred in the ordinary course of business, (c) capital lease obligations or any lease which is required to be classified as a liability on the face of an accrual-based balance sheet prepared in accordance with GAAP, (d) any drawn upon letters or credit, bankers’ acceptances or similar facilities issued for the account of the Group Companies, (e) any obligations with respect to any interest rate hedging, swap agreements, forward rate agreements, interest rate cap or collar agreements or other financial agreement entered into for the purpose of limiting or managing interest rate risks, (f) all indebtedness secured by a Lien on property owned by the Group Companies, (g) all Transaction Expenses, (h) all premiums, penalties and payments required to be paid or offered in connection with the payment at Closing of any of the foregoing or resulting from the consummation of the transactions contemplated hereby and (i) all guarantees or endorsements provided, or assumptions made, by any Group Company in respect of the indebtedness or obligations referred to in the preceding clauses.
“Infringement” or “Infringe” means that (or an assertion that) a given item or activity directly or indirectly infringes, misappropriates, dilutes, unfairly competes with, constitutes unfair trade practices, false advertising or unauthorized use of, or otherwise violates the Intellectual Property Rights of, any Person.
“Intellectual Property” means any and all Intellectual Property Rights and Technology.
“Intellectual Property Rights” means any and all worldwide rights in, arising from or associated with the following, whether protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention: (1) all Patents and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, substitutions, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries including, without limitation, invention disclosures (“Patents”); (2) all trade secrets and other proprietary information which derives independent economic value from not being generally known to the public (collectively, “Trade Secrets”); (3) all copyrights, copyrights registrations and applications therefor

(“Copyrights”); (4) all uniform resource locators, e-mail and other internet addresses and domain names and applications and registrations therefor (“URLs”); (5) all trade names, corporate names, logos, slogans, trade dress, trademarks, service marks, and trademark and service mark registrations and applications therefor and all goodwill associated therewith (“Trademarks”); (6) rights of publicity; (7) moral rights and rights of attribution; (8) computer programs (whether in source code, object code, or other form), databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials relating to the foregoing; and (9) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.
“Knowledge” means (a) in the case of Seller, the actual knowledge, after reasonable inquiry, of Walter Scott, John Pagliuca, Dr. Alistair Forbes and Ingo Bednarz and (b) in the case of Purchaser, the actual knowledge, after reasonable inquiry, of the individuals listed on Schedule 11.01(b).
“Law” means any law, rule, regulation, judgment, injunction, order, decree or other restriction of any Governmental Entity.
“Liabilities” means all Indebtedness, obligations, liabilities, judgments, demands, losses, damages, claims, deficiencies, costs, expenses, fees, fines, penalties, awards, responsibilities or obligations of any kind or nature, whether known or unknown, express or implied, primary or secondary, direct or indirect, absolute, accrued, contingent or otherwise and whether due or to become due.
“Liens” means liens, security interests, charges, mortgages, pledges, easements, encumbrances or other title defects or restrictions of any kind.
“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, has had or would reasonably be expected to have a materially adverse effect on (a) the business, assets, properties or condition (financial or otherwise) of the Group Companies, taken as a whole, or (b) the ability of Seller, US Seller or the Group Companies to consummate the transactions contemplated hereby; provided, that, none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: any change, effect, event, occurrence, state of facts or development attributable to: (i) conditions (or changes or disruptions in such conditions) generally affecting the industries in which the Group Companies operate (provided, that such change, effect, event, occurrence, state of facts or development does not affect the Group Companies, taken as a whole, in a substantially disproportionate manner in comparison to other participants in the industry in which the Group Companies participate); (ii) general economic conditions in the United States or anywhere else in the world (provided, that such change, effect, event, occurrence, state of facts or development does not affect the Group Companies, taken as a whole, in a substantially disproportionate manner in comparison to other participants in the industry in which the Group Companies participate); (iii) conditions or changes in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (A) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world (provided, that such change, effect, event, occurrence, state of facts or development does not affect the Group Companies, taken as a whole, in a substantially disproportionate manner in comparison to other participants in the industry in which the Group Companies participate); (iv) any stoppage or shutdown of any Governmental Entity (including any default by a Governmental Entity or delays in payments or delays or failures to act by any Governmental Entity); (v) the announcement or pendency or consummation of the transactions contemplated by this Agreement (provided that this element shall be disregarded with respect to the representations set forth in Section 3.03(b)); (vi) the identity of Purchaser or US Purchaser or any communication by Purchaser or US Purchaser, including regarding the plans or intentions of Purchaser or US Purchaser with respect to the conduct of the Group Companies’ business; (vii) changes in GAAP or other accounting requirements or principles or any changes in applicable Laws or the interpretation thereof or other legal or regulatory conditions (provided, that such change, effect, event, occurrence, state of facts or development does not affect the Group Companies, taken as a whole, in a substantially disproportionate manner in comparison to other participants in the industry in which the Group Companies participate); (viii) actions required to be taken under applicable Laws; (ix) the failure of any Group Company to meet or achieve the results set forth in any budget, plan, projection or forecast (provided that the underlying cause of any such failure shall be taken into account in determining whether there has been or will be a Material Adverse Effect unless otherwise excluded pursuant to this proviso); (x) global, national or regional political, financial, economic or business conditions, including hostilities, acts of war, sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war (whether or not declared), sabotage or terrorism or military actions existing or underway; (xi) hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires or other natural disasters and other force majeure events in the United States or any other country or region in the world; and (xii) the terms of any financing obtained by or on behalf of Purchaser or US Purchaser in connection with the transactions contemplated by this Agreement or the failure to obtain any such financing.
“Net Working Capital” means (a) all current assets (excluding Cash and Tax related assets) of the Group Companies as of the Reference Time, minus (b) all current liabilities (excluding Indebtedness, but including long-term deferred revenue and Tax related liabilities) of the Group Companies as of the Reference Time, in each case, determined in accordance with the Accounting Principles and consisting exclusively of the line items set forth on Exhibit A hereto. For the avoidance of doubt, liabilities in respect of prior acquisitions of MAC-MSP LLC, mailWatch, LLC and iScan Online, Inc. shall not be included as current liabilities in the calculation of Net Working Capital.
“Non-Recourse Party” means, with respect to each Party, any of such Party’s direct or indirect former, current and future equityholders, controlling persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, or assignees (and any direct or indirect former, current or future equity holder, debt holder, controlling person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing); provided, that, notwithstanding the foregoing, in no event shall any Party or any Subsidiary of US Purchaser be considered a Non-Recourse Party.
“Open Source Software” means any Software that is licensed, distributed or conveyed as “open source software,” “free software,” “copyleft” or under a similar licensing or distribution model, or under a Contract that requires as a condition of its use, modification or distribution that it, or other Software into which such Software is incorporated, integrated or with which such Software is combined or distributed or that is derived from or linked to such Software, be disclosed or distributed in source code form, delivered at no charge or be licensed, distributed or conveyed under the same terms as such Contract (including Software licensed under the GNU General Public License (GPL) and GNU Lesser General Public License (LGPL) and any license listed at www.opensource.org).
“Order” means any settlement, stipulation, order, writ, judgment, injunction, decree, ruling, determination or award of any court or of any Governmental Entity.
“Outbound Intellectual Property Contracts” means Contracts to which any Group Company is a party and pursuant to which such Group Company has licensed or sublicensed any Company Owned Intellectual Property to any Person.
“Permitted Liens” means (a) statutory liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by the Group Companies and for which appropriate reserves have been established in accordance with GAAP; (b) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts that are not delinquent and which are not, individually or in the aggregate, significant; (c) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over the Leased Real Property that are not violated by the current use and operation of the Leased Real Property; (d) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Leased Real Property that do not materially impair the occupancy or use of the Leased Real Property for the purposes for which it is currently used or proposed to be used in connection with the Group Companies’ businesses; (e) public roads and highways; (f) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (g) liens on goods in transit incurred pursuant to documentary letters of credit; and (h) purchase money liens and liens securing rental payments under capital lease arrangements.
“Person” means an individual, partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization or a Governmental Entity or any department, agency or political subdivision thereof.
“Personal Data” means any information that, alone or in combination with other information held by the Group Companies, can be used to specifically identify a Person or a specific device, any non-personally identifying information, including aggregate or de-identified data, and any information collected automatically, including data collected through a mobile or other electronic device.

“Purchase Price” means the aggregate purchase price paid by (i) Purchaser for the Shares purchased by it pursuant to this Agreement and (ii) US Purchaser for the Units purchased by it pursuant to this Agreement.
“Purchaser Fundamental Representations” means the representations and warranties of Purchaser set forth in Section 4.01 (Organization and Power), Section 4.02 (Authorization) and Section 4.06 (Brokerage Fees).
“Purchaser Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the ability of Purchaser or US Purchaser to consummate the transactions contemplated hereby; provided, that, the ability of Purchaser or US Purchaser or any other Person to obtain financing in connection with the transactions contemplated by this Agreement on any terms or at all shall be disregarded for purposes of determining whether a “Purchaser Material Adverse Effect” has occurred.
“R&W Insurance Policy” means an insurance policy issued by AIG Specialty Insurance Company or its Affiliates, which provides coverage for the benefit of Purchaser or its designee as the named insured for breaches of certain of the representations and warranties of Seller set forth in Article III.
“Reference Time” means 12:01 a.m., Amsterdam time, on the Closing Date.
“Sale Bonuses” means any change in control bonus or transaction bonus to be paid to any current employee, director or officer of any of the Group Companies at or after the Closing pursuant to any agreement to which any of the Group Companies is a party prior to the Closing that becomes payable solely as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.
“Schedules” means the schedules attached to this Agreement.
“Seller Fundamental Representations” means the representations and warranties of Seller set forth in Section 3.01 (Organization and Power), the first and second sentences of Section 3.02 (Subsidiaries), and clauses (a), (b)(i), (b)(iii) and (c) of Section 3.03 (Authorization; No Breach; Valid and Binding Agreement).
“Software” means software, firmware and computer programs and applications (including source code, executable or object code, architecture, algorithms, data files, computerized databases, plugins, libraries, subroutines, tools and APIs) and related documentation.
“Spot Rate” means, in respect of any amount expressed in a currency other than the U.S. dollar, as of any date of determination, the rate of exchange of U.S. dollars for such currency published on the website of the Oanda Corporation at http://www.oanda.com/currency/converter for the Business Day immediately prior to such date of determination.
“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, limited liability company, association or other business entity of which a majority of the partnership, limited liability company or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, limited liability company, association or other business entity or is or controls the managing member or general partner or similar position of such partnership, limited liability company, association or other business entity.
“Target Net Working Capital High End” means negative $3,153,000.
“Target Net Working Capital Low End” means negative $3,953,000.
“Tax” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, special assessment, personal property, capital stock, ad valorem, profits, employment, production, capital gains, goods and services, escheat, unclaimed property, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, levy or assessment of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.
“Tax Returns” means any return, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Entity or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws or administrative requirements relating to any Tax.
“Technology” means (i) Software, (ii) inventions (whether or not patentable), discoveries and improvements, (iii) proprietary and confidential information, Trade Secrets and know how, (iv) databases, data compilations and collections, and customer and technical data, (v) methods and processes, (vi) devices, prototypes, designs and schematics, and (vii) tangible items related to, constituting, disclosing or embodying any or all of the foregoing, including all versions thereof.
“Transaction Expenses” means all fees, expenses, costs and payments incident to the transactions contemplated by this Agreement or any other Acquisition Transaction considered or pursued by Seller or US Seller prior to Closing which are incurred by or on behalf of Seller, US Seller or the Group Companies on or prior to the Closing and for which the Group Companies are liable, including without limitation (i) obligations of Seller, US Seller or the Group Companies under or in connection with any Sale Bonuses, payments made pursuant to the proviso contained in Section 5.01(j), severance arrangements or similar obligations that were incurred pursuant to Contracts entered into prior to the Closing and are payable to any Person upon, or in connection with, the consummation of the transactions contemplated by this Agreement (other than any such amounts payable pursuant to an agreement entered into at the direction of Purchaser, in connection with any termination of employment effectuated at the direction of Purchaser or due to a termination or other event which occurs at any time following the Closing), (ii) the employer-paid portion of any employment and payroll Taxes that are imposed on the Group Companies in connection with the payment of any of the obligations pursuant to clause (i), arising from the vesting of any equity incentive awards or arising from the payment or distribution of any Closing Consideration (other than any such amounts payable pursuant to an agreement entered into at the direction of Purchaser), and (iii) the fees and expenses deemed to be incurred by Seller pursuant to Section 12.02, to the extent not paid directly by Seller.
“Units Consideration” means $2,000,000.
“USD Equivalent” means, in respect of any amount expressed in a currency other than the U.S. dollar, the corresponding amount in U.S. dollars resulting from multiplying such amount in the applicable currency by the Spot Rate.
“WF&G” means Willkie Farr & Gallagher LLP.
11.02    Other Definitional and Interpretational Provisions.
(a)    Accounting Terms. Accounting terms that are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement shall control.
(b)    Successor Laws. Any reference to any particular Code section or Law shall be interpreted to include any revision of or successor to that section or Law from time to time in effect, regardless of how it is numbered or classified.
(c)    Caption. The table of contents and the section and other headings and subheadings contained in this Agreement and the Schedules and Exhibits hereto are solely for the purpose of reference, are not part of the agreement of the Parties, and shall not in any way affect the meaning or interpretation of this Agreement or any Schedule or Exhibit hereto.
(d)    Days. All references to days (excluding Business Days) or months shall be deemed references to calendar days or months.
(e)    Currency. All references to “$” shall be deemed references to United States dollars and all references to “€” shall be deemed references to Euros.
(f)    Schedules and Exhibits. Unless the context otherwise requires, any reference to a “Section,” “Exhibit” or “Schedule” shall be deemed to refer to a section of this Agreement, an exhibit to this Agreement or a schedule to this Agreement, as applicable.
(g)    Other. The words “hereof,” “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.
11.03    Cross-Reference of Other Definitions. Each capitalized term listed below is defined in the corresponding Section of this Agreement as follows:

Term	Section
280G Payments	5.09
280G Shareholder Vote	5.09
Acquisition Transaction	5.06
Agreement	Preface
Annual Balance Sheet	3.06
Closing	2.01
Closing Balance Sheet	1.03
Closing Date	2.01
Closing Statement	1.03
Company	Recitals
Company Annual Balance Sheet	3.06
Company Interim Balance Sheet	3.06
Confidential Information	5.08
Continuing Employee	6.06(a)
D&O Indemnified Party	6.03(a)
Debt Commitment Letters	4.07(a)
Debt Financing	4.07(a)
Debt Financing Sources	4.07(a)
Debt Financing Source Related Parties	12.23
Dispute Resolution Arbiter	1.03
Engagement	12.18
Environmental and Safety Requirements	3.18(a)
Equity Commitment Letters	4.07(a)
Equity Financing	4.07(a)
Equity Financing Sources	4.07(a)
Estimated Cash	1.02
Estimated Closing Statement	1.02
Estimated Indebtedness	1.02
Estimated Net Working Capital	1.02
FCPA	3.22

Term	Section
Financing	4.07(a)
Financing Commitment Letters	4.07(a)
Financing Sources	4.07(a)
First Lien Debt Commitment Letter	4.07(a)
First Lien Debt Financing	4.07(a)
First Lien Debt Financing Sources	4.07(a)
Information Systems	3.11(h)
Interim Balance Sheet	3.06
Leased Real Property	3.08(a)
Major Customers	3.21
Major Suppliers	3.21
Material Contracts	3.10(b)
Objections Statement	1.03
Occurrence Basis Policies	5.12(b)
Outside Date	9.01(d)
Party	Preface
Pension Plan	3.14(b)
Permits	3.17
Purchaser	Preface
Purchaser Credit Agreement	4.07(b)
Purchaser Indenture	4.07(b)
Purchaser’s Representatives	5.02
Real Property Leases	3.08
Related Party Contract	5.05
Restrictive Covenant Agreement	7.01(d)
Second Lien Debt Commitment Letter	4.07(a)
Second Lien Debt Financing	4.07(a)
Second Lien Debt Financing Sources	4.07(a)
Seller	Preface
Shares	Recitals
Units	Recitals
US Company	Recitals
US Company Annual Balance Sheet	3.06
US Company Interim Balance Sheet	3.06
US Purchaser	Recitals
US Seller	Recitals
ARTICLE XII
MISCELLANEOUS

12.01    Press Releases and Communications. Neither Seller or US Seller on the one hand and Purchaser or US Purchaser on the other hand shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that such consent shall not be required if, in the reasonable judgment of Seller or Purchaser, as applicable, disclosure is otherwise required by applicable Law (including the United States securities laws); provided, further, to the extent any such disclosure is required by applicable Law, the Party intending to make such disclosure shall use its reasonable best efforts consistent with applicable Law to consult with the other Party with respect to the content and timing of any such disclosure before such disclosure is made; provided, further, that, for the avoidance of doubt, the foregoing shall not prevent the Parties and their respective Affiliates from disclosing general information about the subject matter of this Agreement to their respective employees, equity owners, professional advisors and lenders who agree to keep such information confidential or are otherwise bound to confidentiality. Notwithstanding anything herein to the contrary, Insight Venture Management, LLC and its Affiliates (and other Company investors that are private equity or venture capital funds) may provide general information about the subject matter of this Agreement in connection with fund-raising, marketing, informational, transactional or reporting activities.
12.02    Expenses. Except as otherwise expressly provided herein, each of Seller and US Seller on the one hand and Purchaser and US Purchaser on the other hand shall pay all of their own fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement, including the fees and disbursements of their respective counsel, financial advisors, accountants and other agents. Any fees and expenses payable to investment bankers, attorneys, accountants, consultants and advisors (including Evercore Partners and WF&G) in connection with the negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby or any other Acquisition Transaction considered or pursued by Seller or US Seller prior to Closing that are incurred or payable by the Group Companies as of the Closing and not paid prior to the Closing or not otherwise included as Transaction Expenses shall be deemed to be fees and expenses incurred by Seller for purposes of this Section 12.02; provided that any such payments not paid by Seller prior to the Reference Time or otherwise included as Transaction Expenses shall reduce the amount of the Purchase Price paid to Seller and be paid by Purchaser on Seller’s behalf. For the avoidance of doubt, Purchaser shall be responsible for the costs and expenses of obtaining and maintaining the R&W Insurance Policy (including the payment of any premiums in respect thereof) and the costs and expenses of the Escrow Agent.
12.03    Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when transmitted (except if not a Business Day then the next Business Day) via telecopy (or other facsimile device) to the number set out below if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), (b) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service or (c) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and communications, in each case to the respective Parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing by such Party:

Notices to Purchaser or US Purchaser:
c/o SolarWinds, Inc. 7171 Southwest Parkway, Building 400 Austin, TX 78735 Attention: Jason Bliss Facsimile: 512.857.0190
with a copy (which shall not constitute notice) to:
DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, TX 78701 Attention: John J. Gilluly III, PC Facsimile: 512.721.2290
Notices to Seller or US Seller:
c/o LogicNow S.A. 7A, rue Hildegard von Bingen L-1282 Luxembourg Grand Duchy of Luxembourg Attention: General Counsel
with a copy (which shall not constitute notice) to:
Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 Attention: Gordon R. Caplan, Esq. Morgan D. Elwyn, Esq. Facsimile: (212) 728-9266 (212) 728-9981

12.04    Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided, that, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by merger, operation of law or otherwise by any Party without the prior written consent of the non-assigning Party; provided that Seller or US Seller may assign its rights and interests, but not its obligations, hereunder to any lender to, or other creditor of, Seller, US Seller or any of their respective Affiliates; provided, further that Purchaser or US Purchaser may collaterally assign its rights and interests, but not its obligations, hereunder to any lender to, or other creditor of, Purchaser, US Purchaser or any of their respective Affiliates; provided, further that Purchaser or US Purchaser may assign its rights, interests and obligations hereunder to any direct or indirect Subsidiary of Purchaser or US Purchaser but shall remain obligated hereunder in respect of such obligations.
12.05    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.
12.06    Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Schedules or Exhibits hereto is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items are within or outside of the ordinary course of business, and no Party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Schedules or Exhibits in any dispute or controversy between the Parties as to whether any obligation, item or matter not described or included in this Agreement or in any Schedule or Exhibit is within or outside of the ordinary course of business for purposes of this Agreement. The information contained in this Agreement and in the Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any Party to any third party of any matter whatsoever (including any violation of Law or breach of contract).
12.07    Amendments and Waivers. Any provision of this Agreement or the Schedules hereto may be amended or waived only in a writing signed (a) in the case of any amendment by Purchaser and Seller and (b) in the case of a waiver, by the Party against whom such waiver is sought to be charged. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default. Notwithstanding anything to the contrary set forth herein, this Section 12.07 and Sections 12.09, 12.13, 12.21 and 12.23 (including the relevant definitions used in such sections and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such sections or provisions) may not be amended in a manner adverse to any Debt Financing Source (or any of its Debt Financing Source Related Parties) in any material respect without the prior written consent of such Debt Financing Source.
12.08    Complete Agreement. This Agreement and the other documents referred to herein (including the Confidentiality Agreement and the Schedules) and other documents executed in connection herewith or at the Closing contain the complete agreement between the Parties and supersede any prior understandings, agreements or representations by or between the Parties, written or oral, which may have related to such subject matter in any way, including any bid letters, term sheets, summary issues lists or other agreements.
12.09    Third Party Beneficiaries. Nothing expressed or referred to in this Agreement shall be construed to give any Person other than the Parties any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement; provided, that, (a) the securityholders of Seller and US Seller shall have the right to enforce their applicable rights under Section 12.01 and Section 12.18, (b) the D&O Indemnified Parties shall have the right to enforce their respective rights under Section 6.03, (c) the Non-Recourse Parties shall have the right to enforce their respective rights under Section 12.16, (d) WF&G shall have the right to enforce its rights under Section 12.18 and (e) the Debt Financing Source Related Parties shall be express third party beneficiaries of this Section 12.09 and Sections 12.07, 12.13, 12.21 and 12.23. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 12.07 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties.
12.10    Purchaser Deliveries. Purchaser agrees and acknowledges that all documents or other items delivered or made available to Purchaser’s Representatives shall be deemed to be delivered or made available, as the case may be, to Purchaser for all purposes hereunder.
12.11    Delivery by Facsimile or Email. This Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or scanned pages via electronic mail, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the reasonable request of any Party hereto or to any such contract, each other Party hereto or thereto shall re-execute original forms thereof and deliver them to all other Parties. No Party hereto or to any such contract shall raise the use of a facsimile machine or email to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of facsimile machine or email as a defense to the formation of a contract and each such Party forever waives any such defense.
12.12    Counterparts. This Agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one Party, but all such counterparts taken together shall constitute one and the same instrument.
12.13    Governing Law. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the Exhibits (other than the Deed of Transfer, which is governed by Dutch law) and Schedules hereto, and any dispute or proceeding (in contract, in tort or otherwise) arising out of or relating to the Agreement and the Exhibits (other than the Deed of Transfer, which is governed by Dutch law) and Schedules hereto (including with respect to the Debt Financing), shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any choice of Law or conflict of Law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.
12.14    Jurisdiction. Any suit, Action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought and determined exclusively in either New York State court located in the Borough of Manhattan in New York City or the United States District Court for the Southern District of New York, and each of the Parties hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, Action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, Action or proceeding in any such court or that any such suit, Action or proceeding that is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 12.03 shall be deemed effective service of process on such Party.
12.15    Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy shall not preclude the exercise of any other remedy.
12.16    No Recourse. The Parties, on their own behalf and on behalf of their respective Subsidiaries and Affiliates, agree that except in the event of actual fraud or as set forth in the Restrictive Covenant Agreement, (a) this Agreement may only be enforced against, and any Action arising out of the transactions contemplated by this Agreement (whether for breach of contract, tort, fraud (other than actual fraud) or otherwise) may only be made against, the Parties and (b) no Non-Recourse Party shall have any liability (whether for breach of contract, tort, fraud (other than actual fraud) or otherwise) relating to this Agreement or the transactions contemplated herein, whether by or through attempted piercing of the corporate veil or similar action, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law; provided, that in no event shall this Section 12.16 eliminate, reduce or impair the ability of a Party to exercise its respective rights under this Agreement or Seller and US Seller to exercise their respective rights as third-party beneficiaries of the Equity Commitment Letters. Except in the event of actual fraud, as set forth in the Restrictive Covenant Agreement, or except as otherwise contemplated herein, the Parties hereby covenant and agree that they shall not institute, and shall cause each of their respective Affiliates and representatives not to institute, directly or indirectly, any Action arising under, or in connection with, this Agreement or the transactions contemplated hereby against a Non-Recourse Party.
12.17    Specific Performance.

(a)    Each Party acknowledges and agrees that the other Party would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by the Parties could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which any Party shall be entitled under this Agreement, at law or in equity, each Party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking. Without limiting the generality of the foregoing, each Party may be entitled to cause the other Party to fully perform the terms of this Agreement to the fullest extent permissible pursuant to this Agreement and applicable Law and to thereafter cause this Agreement and the transactions contemplated hereby to be consummated on the terms and subject to the conditions thereto as set forth in this Agreement. Notwithstanding anything herein to the contrary, prior to a valid termination of this Agreement pursuant to Section 9.01, Seller and US Seller shall be entitled to seek and obtain an injunction, specific performance and other equitable remedies to cause Purchaser and US Purchaser to cause the Equity Financing to be funded consistent with the terms of the Equity Commitment Letters and to cause Purchaser and US Purchaser to consummate the transactions contemplated by this Agreement only in the event that each of the following conditions has been satisfied: (A) the conditions set forth in Section 7.01 (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which shall be capable of being satisfied at the Closing) have been satisfied at the time the Closing would have occurred but for the failure of the Equity Financing to be funded, and (B) Seller and US Seller has irrevocably confirmed in writing to Purchaser and US Purchaser that if specific performance is granted and the Equity Financing is funded, then Seller and US Seller are prepared to immediately consummate the Closing.
(b)    Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the other Party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.
(c)    Prior to the Closing, if any Action is brought to enforce specifically the performance of the terms and provisions of this Agreement prior to the Closing, the Party against whom such Action is brought shall not be entitled to terminate the Agreement pursuant to Section 9.01(d) during (i) the amount of time during which such Action is pending, plus twenty (20) Business Days, or (ii) such other time period established by the court presiding over such Action.
12.18    Waiver of Conflicts. Recognizing that WF&G has acted as legal counsel to Seller, US Seller, Company, US Company, their respective Affiliates and the Group Companies prior to the Closing, and that WF&G intends to act as legal counsel to Seller, US Seller and certain of its Affiliates after the Closing, Purchaser and US Purchaser, on their own behalf and, effective as of the Closing, on behalf of the Group Companies hereby waives, and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with WF&G representing any of Seller, US Seller and/or their Affiliates after the Closing as such representation may relate to Purchaser, US Purchaser, any Group Company or the transactions contemplated herein. In addition, all communications involving attorney-client confidences among Seller, US Seller and their Affiliates in the course of the negotiation, documentation and consummation of the transactions contemplated hereby (the “Engagement”) shall be deemed to be attorney-client confidences that belong solely to Seller and its Affiliates (and not the Group Companies). Accordingly, the Group Companies shall not have access to any such communications, or to the files of WF&G relating to the Engagement, whether or not the Closing shall have occurred. Without limiting the generality of the foregoing, from and after the Closing, (a) Seller and its Affiliates (and not the Group Companies) shall be the sole holders of the attorney-client privilege with respect to the Engagement, and any of the Group Companies shall be a holder thereof, (b) to the extent that files of WF&G in respect of the Engagement constitute property of the client, only Seller and its Affiliates (and not the Group Companies) shall hold such property rights and (c) WF&G shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to any of the Group Companies relating to the Engagement by reason of any attorney-client relationship between WF&G and any of the Group Companies or otherwise. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser, US Purchaser or any of the Group Companies, on the one hand, and a third party (other than a Party or its Affiliates), on the other hand, after the Closing, Purchaser (including, effective as of the Closing, on behalf of the Group Companies) may assert the attorney-client privilege to prevent disclosure of confidential communications by WF&G to such third party; provided, that, neither Purchaser, US Purchaser nor any of the Group Companies may waive such privilege without the prior written consent of Seller.
12.19    Notary Matters. The Parties acknowledge that the Civil Law Notary is associated with NautaDutilh N.V., which has acted as legal counsel to Seller, US Seller, the Company, US Company, their respective Affiliates and the Group Companies prior to Closing. With reference to the Code of Conduct (Verordening beroeps- en gedragsregels) established by the Royal Notarial Professional Organisation (Koninklijke Notariële Beroepsorganisatie), the Parties hereby agree (i) that the Civil Law Notary shall execute any notarial deeds related to this Agreement and (ii) that Seller and US Seller are assisted and represented by (amongst others) NautaDutilh N.V. in relation to this Agreement and any agreements that may be concluded, or disputes that may arise, in connection therewith.
12.20    Purchaser Acknowledgment. The representations and warranties by Seller and US Seller in this Agreement, the representations and warranties set forth in the Exhibits and Schedules hereto and the certificates delivered pursuant hereto constitute the sole and exclusive representations and warranties of Seller, US Seller and/or their respective Affiliates to Purchaser and US Purchaser in connection with the transactions contemplated hereby, and Purchaser and US Purchaser understand, acknowledge and agree that all other representations and warranties of any kind or nature express or implied (including any relating to the future or historical financial condition or results of operations, assets or Liabilities of the Group Companies, or the quality, quantity or condition of the assets of the Group Companies) are specifically disclaimed by Seller and US Seller. Except as expressly provided in this Agreement, the Exhibits and Schedules hereto and the certificates delivered pursuant hereto, Seller, US Seller, the Group Companies and their respective Affiliates do not make or provide, and Purchaser and US Purchaser hereby waive, any representation or warranty, express or implied, as to the quality, merchantability, as for a particular purpose or condition of the assets of the Group Companies or any part thereto. In connection with Purchaser’s and US Purchaser’s investigation of the Group Companies, Purchaser and/or US Purchaser have received certain projections, including projected statements of operating revenues and income from operations of the Group Companies and certain business plan information. Purchaser and US Purchaser acknowledge that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Purchaser and US Purchaser are familiar with such uncertainties and that Purchaser and US Purchaser are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to them, including the reasonableness of the assumptions underlying such estimates, projections and forecasts. Accordingly, Purchaser and US Purchaser hereby acknowledge that none of Seller, US Seller, the Group Companies or their respective Affiliates is making any representation or warranty with respect to such estimates, projections and other forecasts and plans, including the reasonableness of the assumptions underlying such estimates, projections and forecasts, and that Purchaser and US Purchaser have not relied on any such estimates, projections or other forecasts or plans.
12.21    Waiver of Trial by Jury. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO (INCLUDING THE DEBT FINANCING), IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.
12.22    USD Equivalent. To the extent computation of any amounts contemplated by this Agreement (including the Closing Consideration and the Final Consideration) include a currency other than U.S. dollars, such amounts shall be converted to U.S. dollars using the USD Equivalent; provided, that, when determining the Final Consideration and any pre-closing or post-closing computations thereof for purposes of Article I, the USD Equivalent shall be determined using the Spot Rate on the Closing Date.
12.23    Financing Sources. Notwithstanding anything in this Agreement to the contrary, Seller and US Seller, on behalf of themselves and each of the Group Companies and their respective Affiliates, hereby waive any claims against the Debt Financing Sources (including other Persons that have entered into agreements with the Debt Financing Sources in connection with the Debt Financing) and any of their respective assignees, participants, former, current or future directors, officers, employees, agents, investors, general or limited partners, managers, management companies, members, stockholders or equity holders (collectively with the Debt

Financing Sources, the “Debt Financing Source Related Parties”), and hereby agree that in no event shall the Debt Financing Source Related Parties (or any of them) have any liability or obligation (whether in law or in equity) to Seller, US Seller, any of the Group Companies or their respective Affiliates relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or the transactions contemplated hereby; provided that, notwithstanding the foregoing, nothing in this Section 12.23 shall in any way limit or modify the rights and obligations of Purchaser, US Purchaser or the Debt Financing Sources under the Debt Commitment Letters. WITHOUT IN ANY WAY LIMITING ANY WAIVER OF LIABILITY AGAINST THE DEBT FINANCING SOURCES OR ANY OTHER PROVISION RELATING TO THE DEBT FINANCING SOURCES AND NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, NO PARTY TO THIS AGREEMENT NOR ANY OF ITS AFFILIATES WILL BRING, OR SUPPORT THE BRINGING OF, ANY CLAIM, WHETHER AT LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST THE DEBT FINANCING SOURCES IN ANY WAY RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY ANYWHERE OTHER THAN ANY FEDERAL, STATE OR COUNTY COURT LOCATED WITHIN THE BOROUGH OF MANHATTAN IN THE STATE OF NEW YORK.
12.24    Materiality. Solely for purposes of determining a breach of a representation or warranty set forth in this Agreement in connection with a claim brought pursuant to the R&W Insurance Policy, or for calculating the amount of losses to which such a claim relates, the representations and warranties in this Agreement shall be deemed to have been made without any qualifications as to “materiality”, “material” or “Material Adverse Effect”.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have executed this Share Purchase Agreement as of the date first above written.

Seller:	LOGICNOW HOLDING S.ÀR.L.

	By:	/s/ Ingo Bednarz
Name: Ingo Bednarz Title: Class B Manager

US Seller:	LOGICNOW HOLDINGS LTD.

	By:	/s/ Ingo Bednarz
Name: Ingo Bednarz Title: General Counsel and Secretary

Purchaser:	PROJECT LAKE HOLDINGS, LTD.

	By:	/s/ Jason Bliss
Name: Jason Bliss Title: Director

US Purchaser:	SOLARWINDS HOLDINGS, INC.

	By:	/s/ Kevin B. Thompson
Name: Kevin B. Thompson Title: President and Chief Executive Officer

[Share Purchase Agreement]

Exhibits and Schedules*

Exhibits

Exhibit A	-	Reference Statement / Net Working Capital Illustration
Exhibit B	-	Deed of Transfer
Exhibit C	-	Escrow Agreement
Exhibit D	-	Restrictive Covenant Agreement

Schedules

Schedule 3.01	-	Organization and Power
Schedule 3.02	-	Subsidiaries
Schedule 3.03	-	Authorization
Schedule 3.04	-	Capitalization
Schedule 3.05	-	Ownership of Shares
Schedule 3.07	-	Absence of Certain Developments; Undisclosed Liabilities
Schedule 3.08	-	Real Property; Assets
Schedule 3.09	-	Tax Matters
Schedule 3.10	-	Contracts and Commitments
Schedule 3.11	-	Intellectual Property
Schedule 3.12	-	Litigation
Schedule 3.13	-	Governmental Consents
Schedule 3.14	-	Employee Benefit Plans
Schedule 3.15	-	Employment and Labor Matters
Schedule 3.16	-	Insurance
Schedule 3.17	-	Compliance with Laws
Schedule 3.18	-	Environmental Compliance and Conditions
Schedule 3.19	-	Affiliate Transactions
Schedule 3.20	-	Brokerage Fees
Schedule 3.21	-	Customers and Suppliers
Schedule 3.22	-	FCPA; Anti-Bribery; Import/Export
Schedule 3.23	-	Restrictions on Business Activities
Schedule 3.24	-	Bank Accounts; Letters of Credit
Schedule 5.01	-	Conduct of the Business
Schedule 5.05	-	Related Party Contracts
Schedule 6.01	-	Transition Services
Schedule 6.03(a)	-	Indemnification of Officers and Directors of the Company
Schedule 7.01(d)(ii)	-	Letters of Resignation
Schedule 7.01(d)(vi)	-	Persons Executing Restrictive Covenant Agreements
________________________________
* The exhibits and schedules to the Share Purchase Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K because such exhibits and schedules do not contain information which is material to an investment decision or which is not otherwise disclosed in the relevant document. The Registrant hereby agrees to furnish supplementally a copy of any such omitted annex, exhibit or schedule to the Securities and Exchange Commission upon request.